December 11, 2009

Via Facsimile and EDGAR

703-813-6982

John P. Lucas

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Evergreen Energy Inc. (the “Company”) Registration Statement on Form S-3 Filed October 29, 2009 File No. 333-162720 Definitive Proxy Statement filed April 13, 2009 File No. 1-14176

Dear Mr. Lucas:

We have reviewed your comments dated November 25, 2009 concerning the Company’s October 29, 2009 Registration Statement on Form S-3 and have prepared this response letter based on information provided by the Company.  For your convenience, we have included the Commission’s comments along with each response.  We are available to discuss any of the responses in further detail at your convenience.

Comment #1

Calculation of Registration Fee

Please revise your filing to ensure that the securities to be covered by this registration statement are referred to consistently throughout.  On page 12, for example, you refer to warrants to issue units.  However, such unit purchase warrants are not described in either the fee table or the legal opinion.

Response to Comment #1

We have made the requested revisions to page 14 and elsewhere within the registration statement to confirm that the warrants will be for the purchase of preferred or common stock only.  Our proposed changes are highlighted in the redlined draft of the S-3 attached hereto as Exhibit A.

Comment #2

Incorporation of Certain Documents by Reference, page 17

Please revise this section to specifically incorporate by reference the Form 8-K filed October 29, 2009, as well as the Form 10-Q filed November 9, 2009.

Response to Comment #2

The requested changes have been made to the registration statement attached hereto as Exhibit A.

Comment #3

Exhibits, page 21

Please file a form of indenture that will govern the debt securities.  In this regard, we note that the Trust Indenture Act of 1939 does not permit the qualification of an indenture after effectiveness of the registration statement.

Response to Comment #3

A form of indenture will be attached to the registration statement as Exhibit 4.12.  A draft of the form of indenture is attached hereto as Exhibit B.

2

Comment #4

Signatures, page 26

Please note that your registration statement must be signed by your controller or principal accounting officer.  Please provide the signature of this individual or revise your signature page to identify this individual.

Response to Comment #4

We have amended the signature page as requested in the registration statement attached as Exhibit A.

Comment #5

Exhibit 5.1

Each time that you do a takedown of any of these securities, you must file a “clean” opinion of counsel as an exhibit for any securities you are taking down.  Please confirm that you will file the appropriate clean opinions.

Response to Comment #5

We confirm that we will file appropriate clean opinions with each take down of securities pursuant to this shelf registration statement.

3

Comment #6

Please obtain and file a revised legal opinion that is responsive to the following items:

•                  The Delaware constitutional provisions cited in bullet point (b) on page 2 was repealed in 2004;

•                  With respect to the opinion on page 3 regarding debt securities, we note that counsel assumes that the applicable indenture conforms with applicable law and is enforceable in accordance with its terms.  It is inappropriate to include assumptions that are too broad and that assume material facts underlying the opinion.  Please revise the opinion to remove such assumptions or tell us why such revisions are not necessary.

•                  With regard to the limitations in the paragraph of the opinion beginning with the words “We express no opinions concerning the validity or enforceability of any provisions contained in the indentures…., “please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate.  We may have further comments after reviewing counsel’s explanation;

•                  Your registration statement indicates that the warrants and units will be governed by New York law.  Therefore, the legal opinion must address whether these securities will constitute binding obligations under New York law.

•                  The legality opinion should not suggest that counsel is not qualified to opine on the relevant laws.  In this regard, we note the statement that counsel is qualified to practice only in the State of Colorado.  Please obtain and file a revised opinion that does not suggest that counsel is not qualified to opine on the relevant laws.  In the alternative, obtain and file opinions from counsel qualified to practice in such jurisdictions.

Response to Comment #6

Our counsel has prepared a revised opinion addressing your comments, except for the third bullet point.  A blackline of the proposed revised opinion is attached hereto as Exhibit C.

4

With respect to the third bullet point, it is common for opinions to exclude the validity or enforceability of provisions that purport to waive the right to notices, defenses, subrogation or other rights that cannot be waived under applicable law.  The exclusion only applies to specific provisions concerning the waiver of certain rights and does not otherwise limit the opinion as to the validity and enforceability of the agreements.  Many states have such statutory provisions that prohibit the waiver of certain rights.  Since these provisions may vary significantly from state to state, it is appropriate for counsel to exclude the applicability of these statutory provisions from its opinion as to validity or enforceability of the agreements.

Comment #7

Definitive Proxy Filed April 13, 2009

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Response to Comment #7

We confirm that we will comply with your comments in future filings.  Our proposed disclosures are attached hereto as Exhibits D-G.  With respect to the proposed disclosures, we have not commenced our process to develop all of the necessary disclosures related to the 2010 proxy.  Accordingly, we have not circulated annual director and officer questionnaires and we advise the Commission that our named executive officers have changed since our 2009 proxy. The proposed disclosures provided herein include only revisions to the information previously filed in the Definitive Proxy filed on April 13, 2009.  As we prepare disclosures for the proxy statement to be filed in 2010, we will incorporate all revisions included in the proposed disclosures and include additional updates to the disclosures that may be necessary.

5

Comment #8

Nominees for Election at the 2009 Meeting, page 5

Provide the complete five-year sketch required by Item 401(c) of Regulation S-K for each individual, filling in any gaps or ambiguities with regard to time.  For example, it is not clear for how long Messrs. Johnson, Adelstein, and Collins have served in their current positions with their respective firms.  This comment also applies to the disclosure under the captions “Executive Officers” on page 16.  Where positions have changed, please give the start and end dates.  In this regard, we note your disclosure that Mr. Wolff served in various positions at Dayton Power and Light from 2001 to 2007.

Response to Comment #8

Generally, the Directors and Named Executive Officers have not had gaps in their professional histories.  We have clarified the position dates for each of the Directors and Named Executive Officers to make it clear when each individual began their positions or when they served in various positions within the same organization.  Please note that certain individuals who were named executive officers at the time of the Definitive Proxy filing are no longer associated with the Company.  As a result, we may be unable to revise this information as it relates to certain individuals in future filings.  We will revise the biographical information as described in the attached Exhibit D.

Comment #9

Elements of Total Compensation, page 18

We note that the 2009 report prepared by your compensation consultants includes data from 15 published surveys and includes for-profit companies with similar characteristics to you.  Please provide a brief explanation of which surveys the consultant used and why they picked these particular surveys.  In addition, with respect to the 2007 Report, we note that your energy peer group was “compiled by selecting companies with similar market capitalization and complexities.”  As examples, you identify several companies, many of which have market capitalizations several times larger than yours.  For example, XTO

6

Energy Inc. has a current market capitalization over $24 billion.  Please explain how you concluded that it was appropriate to compare your executive compensation to these much larger companies

Response to Comment #9

In 2007, the Company identified an energy peer group of 99 companies focused on exploration and production of coal, oil and natural gas.  The scope of our business is broad and unique because we are a cleaner coal technology, energy production and environmental solutions company.  As a result, our consideration of executive compensation encompassed both companies with similar market capitalizations and companies with similar complexity and industry scope.  While some of these companies did have larger market capitalizations, the Company determined that it was appropriate to consider their executive compensation as a result of similarities in business complexity.  The consultants size and scope-adjusted market information to better address the size of our entity.  Our proposed revised disclosure is attached hereto as Exhibit E.

The Company has grown significantly and expanded its business focus over that past several years.  As a result, the board of directors and its compensation consultants have continued to refine the methodology for identifying appropriate companies for comparison in determining compensation for the Company.  With regard to the 2009 Report referenced in our Definitive Proxy Statement, our compensation consultants identified 15 proprietary compensation surveys for comparable public for-profit companies.  The consultant has prohibited us from disclosing the exact surveys considered, however, the surveys included compensation information by comparable industries (such as oil and gas, clean energy, and the environmental industry) and functional area (such as engineering, finance, legal, and human resources) that relate to the industries and activities of the Company.

The consultants selected these surveys because they address compensation of executives in comparable industries such as cleaner coal technology, energy production and environmental solutions with similar estimated revenues of $55 million.  Companies included within the surveys further have similar a geographic scope to Evergreen as most are located primarily in North America.  In providing information to us, the consultant appropriately size and scope adjusted the information.

7

Comment #10

To the extent you benchmark particular forms of compensation to the peer data provided by your compensation consultants, identify how your compensation compared to the applicable peer data.  For example, you state that base pay is generally set at the median of your peer group, and that Mr. Collins’ 2007 salary increase was compared to your peer group data.  Please disclose how the increased salary compared to the peer group, for example if it brought his salary to the target median.

Response to Comment #10

We will revise the base pay paragraph to reflect the comparison to peer group and compensation surveys.  Our proposed revised disclosure is attached as Exhibit F.

Comment #11

Please describe the “performance goals” and “performance based vesting criteria” considered when granting annual cash bonuses and long-term incentive awards and how each named executive officer met or did not meet such objectives with respect to 2008 awards.  Your description of the “performance goals” should disclose all qualitative and quantitative performance targets or goals established for your compensation plans that include performance criteria as a condition precedent to awarding or vesting.  See Items 402(B)(2)(v)-(vi) of Regulation S-K.  To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Questions 118.04, found at www.sec.gov.

8

Response to Comment #11

As Evergreen has been in a developmental and transitional stage over the last several years, the goals of the named executive officers are continually adjusted throughout the year.  The goals and objectives of the named executive officers are set and revised at the discretion of the Board of Directors and its committees.  Further, the goals and objectives are generally qualitative rather than quantitative as Evergreen is continuing to develop its products and business plan.  Evergreen will revise its disclosures to more clearly disclose the nature of the performance vesting criteria as set forth on Exhibit G.

Should you have any further questions or comments regarding these issues, please contact Diana L. Kubik at 303 293-2992.

Sincerely,

/s/ Diana L. Kubik

Diana L. Kubik

Vice President and Chief Financial Officer

9

Exhibit A

As Filed with the Securities and Exchange Commission on ~~October 28,~~December   , 2009

Registration No. 333-  162720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3/A

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EVERGREEN ENERGY INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-1079971 (I.R.S. Employer Identification No.)

1225 17th Street, Suite 1300
Denver, Colorado
(303) 293-2992
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William G. Laughlin
Vice President, General Counsel and Secretary
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80206
(303) 293-2992
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

John W. Kellogg, Esq.
Moye White LLP
16 Market Square, 6th Floor,
1400 16th Street
Denver, Colorado 80202-1486
(303) 292-2900

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box:   ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividends or interest reinvestment plans, check the following box:   ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering:   ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:   ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(1)
Common Stock, $0.001 par value
Preferred Stock 0.001 par value
Debt Securities
Warrants
Units
Total			$50,000,000	$2,790

(1) Fee calculated pursuant to Rule 457(o).

(2) There are being registered hereunder such indeterminate number of shares of common stock and preferred stock, such indeterminate number of warrants to purchase common stock or preferred stock, such indeterminate number of units to purchase common stock, preferred stock, warrants and debt securities, and such indeterminate principal amount of debt securities as shall have an aggregate initial offering price not to exceed in the aggregate $50,000,000. If any debt securities are issued at original issue discount, then the offering price of such debt securities shall be in such greater principal amount at maturity as shall result in an aggregate offering price not to exceed $50,000,000, less the aggregate dollar amount of all securities previously issued hereunder. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder. The proposed maximum initial offering price per security will be determined, from time to time, by the registrant in connection with the issuance by the registrant of the securities registered hereunder. The securities registered also include such indeterminate number of shares of common stock and preferred stock and amount of debt securities as may be issued upon conversion of or exchange for preferred stock or debt securities that provide for conversion or exchange, upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities. In addition, pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of shares of common stock and preferred stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(3) The proposed maximum aggregate offering price per class of security will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder and is not specified as to each class of security pursuant to General Instruction II.D. of Form S-3 under the Securities Act.

The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on a date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

2

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ~~OCTOBER 28,~~DECEMBER    , 2009

PROSPECTUS

EVERGREEN ENERGY INC.

Common Stock
Preferred Stock
Debt Securities
Warrants
Units

From time to time, we may offer and sell up to $50,000,000 of common stock, preferred stock, debt securities, warrants, and units consisting of any of these securities. These securities may be offered and sold by us in one or more offerings. The common stock, preferred stock, debt securities, warrants, and units may be convertible or exercisable or exchangeable for common or preferred stock or other of our securities. Shares of our common stock are traded on the NYSE under the symbol “EEE.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Investing in our securities involves a high degree of risk. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

3

The date of this prospectus is ~~October~~December    , 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. If the description of the offering varies between this prospectus and any accompanying prospectus supplement, you should rely on the information in the prospectus supplement. We have not, and the underwriter, if any, has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should assume that information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement is accurate only as of the date on the front cover of

4

this prospectus, any accompanying prospectus supplement or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates. You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS
ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

5

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.

We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus and our incorporated documents to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

• Our lack of operating capital and limited ability to raise additional funds which raise substantial doubt regarding our ability to continue as a going concern

• general economic and industry conditions;

• our history of losses, deficits and negative operating cash flows;

• our substantial capital requirements and dependence on the sale of our securities to provide capital to fund and continue our operations;

• our limited operating history;

• technical and operational problems at K-Fuel facilities;

• uncertain market for our K-Fuel refined coal and C-Lock technology;

• industry competition;

• environmental and government regulation;

• protection and defense of our intellectual property rights;

• reliance on, and the ability to attract, key personnel;

• inability to implement our acquisition strategy; and

• other factors including those discussed in “Risk Factors” in this prospectus, any applicable prospectus supplement and our incorporated documents.

You should keep in mind that any forward-looking statement made by us in this prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and/or sell any combination of the securities described in this prospectus in one or more offerings, up to a total dollar amount of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus

6

supplement, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information.”

References in this prospectus to “Evergreen Energy,” “Company,” “we,” “us,” and “our” are to Evergreen Energy Inc. and its subsidiaries. The term “you” refers to a prospective investor. Evergreen Energy Inc. is located at 1225 17th Street, Suite 1300, Denver, Colorado 80206 and our phone number is (303) 293-2992.

ABOUT EVERGREEN ENERGY

Evergreen Energy, Inc. was founded in 1984 as a cleaner coal technology, energy production and environmental solutions company. In the last two years, we have sharpened our focus on positioning the Company as a carbon technology company. We have developed two proven, proprietary, patented, and transformative green technologies: the GreenCert™ suite of software and services and K-Fuel®.

GreenCert, owned exclusively by Evergreen Energy, is a scientifically accurate, scalable environmental intelligence solution that measures greenhouse gases and generates verifiable emissions credits. GreenCert, built on IBM’s Service-Oriented Architecture, is the environmental intelligence solution that provides customers the end-to-end visibility and traceability necessary to measure their complete environmental footprint. We have taken great strides in promoting our strategic partnerships with IBM and EIM in the past year.

Our K-Fuel technology significantly improves the performance of low-rank coals yielding higher efficiency and lowering emissions, which results in a higher selling price for that coal. We, along with Bechtel Power Corporation, have modified and improved the original design and efficiency of the equipment used in the K-Fuel process. Our K-Fuel efforts are focused on opportunities in Asia where plans are being developed for commercial scale operations.

The company is working to commercialize its two key technologies through various strategic partnerships, creating shareholder value through a streamlined and enhanced business model consisting of a Software-as-a-Service (SaaS) licensing model for GreenCert and a licensing model for K-Fuel.

The Company was founded in 1984. We incorporated under the laws of the state of Delaware in 1988. Our principal executive offices are located at 1225 17th Street, Suite 1300, Denver, Colorado 80202, and our telephone number is (303) 293-2992.

MATERIAL CHANGES

Cash flows from our Buckeye operations have been less than previously anticipated, due in part to the depressed economy and the unusually mild summer temperatures in the North East region of the United States, both of which have led to lower than previously forecasted coal prices and reduced coal consumption. As a result, we are currently considering various options to raise additional capital in order for the Company to continue as a going concern and execute its business plan. ~~We have continued~~While the Company has terminated further negotiations ~~for the sale of our~~with a potential purchaser of its Buckeye Industrial Mining subsidiary ~~and are considering~~, the Company continues to consider to the sale of Buckeye or other assets, including our K-Fuel assets, in order to raise sufficient capital to continue to execute our business plan around the C-Lock technology. Through ~~October 28,~~December    , 2009, we have not entered into a definitive agreement to sell Buckeye or other assets, however we have engaged Raymond James to assist us with the remarketing of Buckeye. We have continued to pursue various financing alternatives, including the sale of securities by means of a prospectus supplement to this registration statement. Recently we completed a financing deal totaling $7.0 million, net proceeds of $5 million, more fully described in our Current Report on Form 8-K dated October 22, 2009 that is incorporated herein by reference. However, we continue to require additional capital to fund operations and repay short term borrowings. There can be no assurance that our efforts to sell assets and raise additional capital will be successful. If they are not successful, we will be unable to continue our operations as currently contemplated.

7

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports and the 8-K filed October 28, 2009 with the SEC, which includes risk factors notice that our independent registered public accounting firm has expressed substantial doubt over our ability to continue as a going concern, and which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations. See “Cautionary Statement about Forward-Looking Statements.”

DEFICIENCY OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for each of the periods presented. Accordingly, the following table sets forth the deficiency of earnings to fixed charges for each of the periods presented. Because of the deficiency, ratio information is not applicable.

	Years Ended December 31, 2008	2007	2006	2005	2004	~~Six~~Nine months ended ~~June~~September 30, 2009
Deficiency of Earnings to Fixed Charges	$65,991	$204,857	$51,527	$23,313	$10,555	$	~~15,099~~31,226

For purposes of computing the deficiency of earnings available to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness. Deficiency of earnings consists of loss before income taxes, plus fixed charges.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used to repay a portion of the Company’s outstanding indebtedness and for general corporate purposes, which may include working capital and capital expenditures. The proceeds may be used to pay certain indebtedness related to the 2007 Convertible Notes or the 2009 Convertible Notes described in more detail in our Company’s Form 10-Q for the quarter ended June 30, 2009 and our other periodic reports.

DESCRIPTION OF SECURITIES TO BE OFFERED

We may from time to time offer common stock, preferred stock, debt securities, warrants to purchase common or preferred stock, or units to purchase common stock, preferred stock, debt securities and/or warrants, up to an aggregate initial offering price of $50,000,000 under this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Description of Common Stock

Our authorized capital stock consists of 280,000,000 shares of common stock, $0.001 par value per share. As of October 21, 2009, we had 133,736,892 shares of common stock issued and outstanding and held of record.

8

The following description summarizes general terms and provisions that apply to our common stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our bylaws which are filed as exhibits to other filings of the Company. See “Where You Can Find More Information.”

When issued, the shares of common stock will be fully paid and nonassessable. The common stock is not entitled to any sinking fund, redemption or conversion provisions. The common stock is currently listed on the NYSE.

Voting Rights

Holders of shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights with respect to the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors.

Dividends and Other Rights

Holders of common stock have no preemptive rights and are entitled to such dividends as may be declared by the board of directors out of legally available funds.

Rights Upon Liquidation

If we liquidate, dissolve or wind up our business, the holders of common stock will be entitled to share ratably in our net assets remaining after the payment of all creditors, if any, and the liquidation preferences of any preferred stockholders.

Rights of Stockholders

Our bylaws may be amended by a majority of directors, subject to the right of the stockholders to amend any bylaw adopted or amended by the board.

Anti-Takeover Matters

Various provisions of the Delaware General Corporate Law, our certificate of incorporation and bylaws, and our Rights Plan may make more difficult the acquisition of control of Evergreen Energy.

Charter and Bylaw Provisions

We currently have the following provisions in our certificate of incorporation and bylaws that could be considered to be “anti-takeover” provisions:

• Article 6 in our certificate of incorporation and Article III Section 4 of our bylaws provide that directors cannot be removed except for cause and by the affirmative vote of a majority of the then-outstanding shares of all classes and series of stock entitled to vote in the election of directors;

• Article 3 in our certificate of incorporation authorizes the board to issue up to 20,000,000 shares of preferred stock without stockholder approval; and

• Article III Section 2 of our bylaws provides that the number of directors may be reduced or increased by action of a majority of the board, but no decrease may shorten the term of an incumbent director.

Business Combinations under Delaware Law

9

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law.

In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person became an interested stockholder unless:

• before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

• upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced (excluding stock held by persons who are both directors and officers or by certain employee stock plans); or

• on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock (excluding shares held by the interested stockholder).

A business combination includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

Rights Plan

In December 2008, the Company entered into a Rights Agreement in which it declared a dividend distribution of one right for each outstanding share of common stock of the Company payable to stockholders of record on December 19, 2008. When exercisable, each right entitles the holder to purchase from the Company one one-thousandth of one share of Series A Junior Participating Preferred Stock at a price of $4.00 per one one-thousandth share, subject to adjustment. The Rights Plan is attached to and summarized in our Form 8-K filing on December 2, 2008, incorporated hereto by reference. The Rights Plan could make it more difficult for a third party to acquire Evergreen Energy.

Transfer Agent and Registrar

The transfer agent for our common stock is Interwest Transfer Company, Inc.

Description of Preferred Stock

We have authority to issue 20,000,000 shares of preferred stock, par value $0.001 per share. As of October 22, 2009, the Company had issued 6973.38 shares of Series B Convertible Preferred Stock. Under our certificate of incorporation, our Board of Directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to issuance of shares of each class or series, our Board of Directors is required by Delaware law to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any shares of preferred stock will, when issued by fully paid and non-assessable.

We have filed a Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock. The terms and conditions of the Series B preferred stock are described in the 8-K report filed October 22, 2009 incorporated by reference herein.

We have also filed a Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, however to date, we have issued no shares of this Series A preferred stock. We may create other

10

series of Preferred Stock. For any series of preferred stock that we may issue, our Board of Directors will determine and the prospectus supplement relating to such series will describe:

• the designation and number of shares of such series;

• the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are cumulative or non-cumulative and participating or non-participating;

• any listing of the preferred stock on any securities exchange;

• any provisions relating to convertibility or exchangeability of shares of such series and the computation of the conversion or exchange price;

• the rights and preference, if any, of holders of share of such series upon our liquidation, dissolution or winding up of our affairs;

• the voting power, if any, of the holders of shares of such series;

• any provisions relating to the redemption of such series;

• any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities whiles shares of such series are outstanding;

• the procedures for any auction and remarketing, if any for shares of such series;

• the provisions for a sinking fund, if any, for shares of such series;

• whether shares of such series will be represented by depositary shares;

• any conditions or restrictions on our ability to issue additional shares of such series or other securities while shares of such series are outstanding;

• if applicable, a discussion of certain U.S. Federal income tax considerations; and

• any other relative power, preferences and participating, option or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

Delaware law provides that the holders of preferred stock will have the right to vote separately as a class (or, in some cases as a series) on an amendment to our restated certificate of incorporation if the amendment would change the par value, or unless the certificate of incorporation then in effect provided otherwise, the number of authorized shares of such class or change the powers, preferences, or special rights of such class or series as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock.

In addition, our Board of Directors may authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or which holders might believe to be in their best interest.

Ranking

Unless we specify otherwise in the applicable prospectus supplement, the preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up:

• Senior to all classes or series of our common stock and to all of our equity securities ranking junior to the preferred stock;

• On a parity with all of our equity securities the terms of which specifically provide that the equity securities rank on a parity with the preferred stock; and

• Junior to all of our equity securities the terms of which specifically provide that the equity securities rank senior to the preferred stock.

The term “equity securities” does not include convertible debt securities.

Transfer Agent and Registrar

11

The transfer agent and registrar for any series or class of preferred stock will be set forth in the applicable prospectus supplement.

Description of Debt Securities

The following is a general description of the terms of any debt securities we may issue from time to time. Particular terms of any debt securities we offer will be described in the prospectus supplement relating to such debt securities. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

As required by Federal law for all bonds and notes of companies that are publicly offered, any debt securities we issue will be governed by a document called an “indenture.” An indenture is a contract between us and a financial institution acting as a trustee on behalf of the holders of the debt securities, and is subject to and governed by the Trust Indenture Act of 1939, as amended.  The form of indenture is filed as Exhibit 4.12 to this registration statement.  The trustee has two main roles. First the trustee can enforce holders’ rights against us if we default. Second, the trustee performs certain administrative duties, such as sending interest and principal payments to holders.

Because this section is a summary, it does not describe every aspect of any debt security we may issue or the indenture governing any such debt securities. Particular terms of any debt securities we offer will be described in the prospectus supplement relating to such debt securities, and we urge you to read the applicable indenture, which will be filed with the SEC at the time of any offering of debt securities, because it, and not this description, will define the rights of holders of such debt securities.

A prospectus supplement will describe the particular terms of any debt securities we may issue, including the following:

• the designation or title of the series of debt securities;

• the total principal amount of the series of debt securities, the denominations in which the offered debt securities will be issued and whether the offering may be reopened for additional securities of that series and on what terms;

• the percentage of the principal amount at which the series of debt securities will be offered;

• the date or dates on which principal will be payable;

• the rate or rates (which may be fixed or variable) and/or the method of determining such rate or rates of interest, if any;

• the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

• the terms for redemption, extension or early repayment, if any;

• the currencies in which the series of debt securities are issued and payable;

• whether the amount of payments of principal, interest or premium, if any, on a series of debt securities will be determined with reference to an index, formula or other method and how these amounts will be determined;

• the place or places of payment, transfer, conversion and/or exchange of the debt securities;

• the provision for any sinking fund;

• any restrictive covenants;

• events of default;

• the security, if any, for the debt and the priority of the debt with respect to such security;

• whether the debt will accrue dividends under any circumstances;

• whether the series of debt securities are issuable in certificated form;

• any provisions for legal defeasance or covenant defeasance;

• whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of that option);

• any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

• whether the debt securities are subject to subordination and the terms of such subordination;

12

• the listing, if any, on a securities exchange;

• if applicable, a discussion of certain U.S. Federal income tax considerations, including those related to original issue discount, if applicable; and

• any other material terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal, interest and premium, if any, will be paid by us in immediately available funds.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a the debt securities may be convertible into or exchangeable for common stock or other securities of ours or a third party, including the conversion or exchange rate, as applicable, or how it will be calculated, and the applicable conversion or exchange period. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of our securities or the securities of a third party that the holders of the series of debt securities receive upon conversion or exchange would, under the circumstances described in those provisions, be subject to adjustment, or pursuant to which those holders would, under those circumstances, receive other property upon conversion or exchange, for example in the event of our merger or consolidation with another entity.

Consolidation, Merger or Sale

The terms of an indenture may contain provisions affecting our ability to consolidate or merge with another entity or to sell all or substantially all of our assets to another entity.

Trustee

We intend to name the indenture trustee for each series of indenture securities in the related prospectus supplement.

Covenants

Unless we indicate otherwise in the applicable prospectus supplement, the debt securities will not contain any restrictive covenants, such as covenants restricting us or any of our subsidiaries from incurring, issuing, assuming or guarantying any indebtedness or restricting us or any of our subsidiaries from entering any sale and leaseback transactions.

Modification and Waiver

Under the indenture, some of our rights and obligations and some of the rights of the holders of the debt securities may be modified or amended with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities affected by the modification or amendment. However, the following modifications and amendments will not be effective against any holder without its consent:

• a change in the stated maturity date of any payment of principal or interest;

• a reduction in the principal amount of or interest on any debt securities;

• an alteration or impairment of any right to convert at the rate or upon the terms provided in the indenture;

• a change in the place of payment where, or the currency in which, any payments due on the debt securities; or a reduction in the percentage of outstanding debt securities required to consent to a modification; or amendment of the indenture or required to consent to a waiver of compliance with certain provisions of the indenture or certain defaults under the indenture.

13

Under the indenture, the holders of notes of less than a majority in aggregate principal amount of the outstanding debt securities may, on behalf of all holders of the debt securities:

• waive compliance by us with certain restrictive provisions of the indenture; and

• waive any past default under the indenture in accordance with the applicable provisions of the indenture, except a default in the payment of the principal of or interest on any series of debt securities.

Description of Warrants

The following is a general description of the terms of any warrants we may issue from time to time unless we provide otherwise in the prospectus supplement. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase common stock~~,~~ or preferred stock~~, debt securities or units~~. Warrants may be issued independently or together with other securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

• the title and aggregate number of the warrants;

• the price or prices as which the warrants will be issued and the currency or currencies in which the price of the warrants may be payable;

• if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

• in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant;

• in the case of warrants to purchase common stock~~,~~ or preferred stock ~~or units~~, the number of shares of common stock~~,~~ or preferred stock ~~or units~~, as the case may be, purchasable upon exercise of one warrant;

• the date on which the right to exercise the warrants shall commence and the date on which such right will expire (subject to any extension);

• whether the warrants will be issued in registered form or bearer form;

• if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

• if applicable, the date on and after which the warrants and related securities will be separately transferable;

• if applicable, the procedures for adjusting the exercise price and number of shares of common stock or preferred stock purchasable upon the exercise of each warrant upon the occurrence of certain events, including stock splits, reverse stock spits, combinations, subdivisions, or reclassifications of commons stock or preferred stock;

• the terms of any rights to redeem or call the warrants;

• information with respect to book-entry procedures, if any;

• the terms of the securities issuable upon exercise of the warrants; and

• if applicable, a discussion of certain U.S. Federal income tax considerations; and any other terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

We may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do no materially and adversely affect the interests of the holders of the warrants.

Exercise of Warrants

14

Each warrant will entitle the holder to purchase for cash such common stock or preferred stock at the exercise price ~~or such principal amount of debt securities~~ as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, the unexercised warrants will become void.

Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, a soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issue for the remaining warrants. If we so indicate on the applicable prospectus supplement, holder of the warrants may surrender securities as all or part of the exercise price for warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including in the case of warrants to purchase ~~debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture, or in the case of warrants to purchase~~ common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Governing Law

The warrants and warrant agreements will be governed by, and construed in accordance with, the laws of the State of New York.

Description of Units.

The following is a general description of the terms of the units we may issue from time to time unless we provide otherwise in the prospectus supplement. Particular terms of any units we offer will be described in the prospectus supplement relating to such units.

We may issue units consisting of common stock, preferred stock, warrants, and/or debt securities in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit may be issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units, including the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately, the relevant provisions of any agreement governing the units and any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units.

The provisions described in this section, as well as those described under “Description of Common Stock,” “Description of Preferred Stock,” “Description of Debt Securities” and “Description of Warrants,” will apply to each unit and to any common stock, preferred stock, debt securities, and warrants included in each unit, respectively.

Governing Law

The units and any unit agreement will be governed by, and construed in accordance with, the laws of the State of New York.

15

BOOK ENTRY

A detailed description of our policies with respect to the legal ownership of securities will be described in the appropriate prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States in any of these ways: (i) through underwriters or dealers; (ii) directly to purchasers, including our affiliates and stockholders, or in a rights offering; (iii) through agents; or (iv) through a combination of any of these methods. The prospectus supplement will include the following information:

• the terms of the offering;

• the names of any underwriters, dealers or agents;

• the name or names of any managing underwriter or underwriters;

• the purchase price of the securities;

• the net proceeds from the sale of the securities;

• any over-allotment options under which underwriters may purchase additional securities from us;

• any delayed delivery arrangements;

• any underwriting discounts or commissions or agency fees another items constituting underwriters’ or agent’s compensation;

• any indemnification of our underwriters or their controlling persons against liability arising under the Securities Act;

• any discounts, commissions, or concessions allowed or paid to dealers;

• any commissions paid to agents; and

• any securities exchanges or markets on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time.

Underwriters may offer and sell the offered securities from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless we inform you otherwise in the prospectus supplement, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement naming the underwriter.

We may sell the securities direct or through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities any commissions we pay to them. Unless we inform you otherwise in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may sell the securities directly to institutional investors or to others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

16

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment according to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

We may engage in at-the-market offerings of our common stock. An at-the market offering is an offering of our common stock at other than a fixed price or through a market maker.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

All securities we offer, other than common stock, will be new issues of securities with no established trading marker. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading market for these securities.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchase of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the NYSE may engage in passive market making transactions in our common stock, preferred stock, warrants and debt securities, as applicable, on the NYSE in accordance with Rule 103 of Regulation M, during the business day prior to pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

17

The validity of the securities offered by this prospectus will be passed upon for us by Moye White LLP of Denver, Colorado.

EXPERTS

The consolidated financial statements incorporated in this registration statement by reference from our annual report on Form 10-K for the year ended December 31, 2008, as modified by our current report on Form 8-K dated October 28, 2009 for subsequent events resulting in substantial doubt over our ability to continue as a going concern, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Evergreen Energy Inc.’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, as stated in their report in our annual report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by other information that is included or incorporated by reference into this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. These documents contain important information about us:

• Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as modified by our current report on Form 8-K as filed with the SEC on October 28, 2009;

• Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and ~~June~~September 30, 2009;

• Our Definitive Proxy Statement and Revised Definitive Proxy Statement relating to our Annual Meeting of Stockholders filed with the SEC on Schedule 14A on April 13, 2009;

• Our Current Reports on Form 8-K filed with the SEC on January 22, 2009, March 26, 2009, March 27, 2009, April 17, 2009, May 8, 2009, May 12, 2009, May 13, 2009, June 26, 2009, June 29, 2009, July 6, 2009, July 22, 2009, July 23, 2009, August 7, 2009, September 23, 2009, October 8, 2009, October 22, 2009, ~~and~~ October 28, 2009, October 29, 2009, November 9, 2009, November 20, 2009, and November 23, 2009 and our Current Reports on Form 8-K/A filed with the SEC on May 29, 2009.

We incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 or disclosures made in accordance with Regulation FD on Item 8.01 in any Current Report on Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC.

For purposes of this registration statement, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement in such document.

18

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference. Requests for copies should be directed to:

Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80206
(303) 293-2992
Attn: Director of Investor Relations
Internet Website: http://www.evgenergy.com/

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Here are ways you can review and obtain copies of this information:

What is Available	Where to Get it
Paper copies of information	SEC’s Public Reference Room 100 F Street, N.E. Washington, D.C. 20549

On-line information, free of charge	SEC’s Internet website at www.sec.gov

Information about the SEC’s Public Reference Room	Call the SEC at 1-800-SEC-0330

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 relating to the securities covered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that form a part of the registration statement for a copy of the contract or other document. You can get a copy of the registration statement, at prescribed rates, from the sources listed above. The registration statement and the documents referred to below under “Incorporation of Certain Documents by Reference” are also available on our Internet website, www.evgenergy.com, under “Investor Relations—Financial Info.” You can also obtain these documents from us, without charge (other than exhibits, unless the exhibits are specifically incorporated by reference), by requesting them in writing or by telephone at the following address:

Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80206
(303) 293-2992
Attn: Director of Investor Relations
Internet Website: http://www.evgenergy.com/

Information contained on our internet website does not constitute a part of this prospectus.

19

[Back Cover]

20

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

SEC Registration Fee		$2,790.00
Blue Sky Qualification Fees and Expenses	*
Transfer Agent, Trustee and Depositary Fees	$	*
Legal Fees and Expenses	$	*
Printing, Duplicating and Engraving Expenses	$	*
Accounting Fees and expenses	$	*
Miscellaneous	$	*
Total		$2,790.00

*                                        These fees will be dependent on the type of securities offered and number of offerings and therefore, cannot be estimated at this time. In accordance with Rule 430B, additional information regarding estimated fees and expenses will be provided at the time information as to an offering is included in a prospectus supplement.

Item 15.    Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation, in its original certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit. Article VIII of Evergreen Energy’s certificate of incorporation and Article V of Evergreen Energy’s bylaws both eliminate director liability subject to the restrictions listed in Section 102(b)(7) of the DGCL.

Section 145 of the DGCL provides for indemnification of officers, directors, employees and agents of a corporation made a party to an action by reason of the fact that the person is or was an officer, director, employee or agent of the corporation. Such individual may be indemnified against expenses actually and reasonably incurred by the person in connection with such action, if the person acted in good faith and in a manner that the person reasonably believed to be in, or not opposed to, the best interests of the corporation. However, no indemnification is permitted under subsection (a) or (b) where the officer or director was adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Section 145 of the DGCL further provides that, to the extent an officer or director of a corporation has been successful in the defense of any action, suit or proceeding, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Thus, while indemnification is permissive based on the individual’s good faith actions, Section 145 provides that a corporation shall indemnify an officer or director, regardless of good faith, should that individual be successful in an action.

Article V of Evergreen Energy’s bylaws provides, in conjunction with Section 145 of the DGCL, that, subject to certain limitations, every officer or director who was or is a party or is threatened to be made a party to or is

21

involved in any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was an officer or director of Evergreen Energy, shall be indemnified and held harmless by Evergreen Energy, to the fullest extent authorized by the DGCL, against expenses reasonably incurred by such person in connection with such action, suit or proceeding. Such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of such person’s heirs, executors, and administrators. Article V provides that Evergreen Energy may pay the expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to Evergreen Energy of an undertaking, by or on behalf of such officer or director to repay such amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under Article V. Both the DGCL and Article V of Evergreen Energy’s bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights a director may have.

Section 145 of the DGCL also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such. Under an insurance policy maintained by Evergreen Energy, Evergreen Energy is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by Evergreen Energy.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling Evergreen Energy pursuant to the foregoing provisions, Evergreen Energy has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16.    Exhibits.

The following exhibits are filed as part of this registration statement pursuant to Item 601 of Regulation S-K:

Exhibit No.	Title
4.1

Indenture, dated July 30, 2007, by and between Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association, including the form of 8.00% Convertible Secured Note due 2012 (included as Exhibit A to the Indenture) (incorporated by reference to Exhibit 4.1 to our Form 8-K filed July 30, 2007).

4.2

Registration Rights Agreement dated as of July 30, 2007, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and the initial purchasers listed therein (incorporated by reference to Exhibit 4.2 to our Form 8-K filed July 30, 2007).

~~Exhibit No.~~	~~Title~~
4.3

Security Agreement, dated as of July 30, 2007, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.3 to our Form 10-Q for the quarter ended September 30, 2007).

22

4.4

Supplemental Indenture dated September 30, 2008, by and among Evergreen Energy Inc., Evergreen Operations, LLC, KFx Plant, LLC, KFx Operations, LLC, Landrica Development Company, Buckeye Industrial Mining Co. and U.S. Bank National Association (incorporated by reference to Exhibit 4.1 to our Form 8-K filed October 1, 2008).

4.5

Section 3(a)(9) exchange letter agreement, dated August 28, 2008, with Aristeia International Limited, Aristeia Special Investments Master, L.P. (incorporated by reference to Exhibit 4.2 to our Form 10-Q for the quarter ended September 30, 2008).

4.6

Section 3(a)(9) exchange letter agreement, dated September 30, 2008, with Fidelity Advisors Series I: Fidelity Advisors Balanced Fund, Fidelity Puritan Trust: Fidelity Balanced Fund, and Variable Insurance Products Fund II: Balanced Portfolio (incorporated by reference to Exhibit 4.3 to our Form 10-Q for the quarter ended September 30, 2008).

4.7

Section 3(a)(9) exchange letter agreement, dated September 30, 2008, with Highbridge International, LLC and Highbridge Convertible Arbitrage Master Fund L.P. (incorporated by reference to Exhibit 4.4 to our Form 10-Q for the quarter ended September 30, 2008).

4.8

Section 3(a)(9) exchange letter agreement, dated September 30, 2008, with Whitebox Convertible Arbitrage Partners, L.P. and Whitebox Special Opportunities Partners, Series B, L.P. (incorporated by reference to Exhibit 4.5 to our Form 10-Q for the quarter ended September 30, 2008).

4.9

Rights Agreement, dated as of December 4, 2008, between the Company and Interwest Transfer Company, Inc., as Rights Agent (incorporated by reference to Exhibit 4.1 to our Form 8-K filed December 4, 2008).

4.10

Note Purchase Agreement, dated as of March 20, 2009, by and between Evergreen Energy Inc., Evergreen Operations, Buckeye Industrial Mining Co. and Centurion Credit Funding LLC.~~*~~ (incorporated by reference to Exhibit 4.10 to our Form 10-K filed March 26, 2009).

4.11	Certificate of Designation of Preferences, Rights, and Limitations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to our Form 8-K filed October 22, 2009).

4.12	Form of Indenture**

5.1	Opinion of Moye White LLP**

12.1	Statement re Computation of Ratios**

23.1	Consent of Moye White LLP (included in Exhibit 5.1).**

23.2	Consent of Deloitte & Touche LLP.**

24.1	Power of Attorney (included in the signature page).**

* To be filed by amendment or as an exhibit to a Form 8-K filed by the Registrant in connection with any offering of securities registered hereby.

** Filed herewith.

~~22~~

23

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and paragraphs (i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)  with respect to Rule 430B

(A)  Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)  Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of

24

the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(ii)  with respect to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)   That, for the purpose of determining liability of a Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of an undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned Registrant or used or referred to by an undersigned Registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about an undersigned Registrant or its securities provided by or on behalf of an undersigned Registrant; and

(iv)  Any other communication that is an offer in the offering made by an undersigned Registrant to the purchaser.

(6)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or

25

paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(8)   That:

(i)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)   To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(10) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meet the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on ~~October 28,~~December    , 2009.

EVERGREEN ENERGY INC.

By:	/s/ THOMAS H. STONER, JR.
Thomas H. Stoner, Jr.,
Chief Executive Officer, President, and Director

/s/ DIANA L. KUBIK
Diana L. Kubik,
Vice President and Chief Financial Officer

POWER OF ATTORNEY

26

Each of the undersigned does hereby constitute and appoint Thomas H. Stoner, Jr. and Diana L. Kubik. and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name, in his or her respective capacity as a member of the board of directors or officer of the registrant, to the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his substitute or substitutes, may lawfully do or cause to be done by virtue of this power of attorney.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on ~~October 28,~~December    , 2009.

Date: ~~October 28,~~December , 2009	/s/ THOMAS H. STONER, JR.
Thomas H. Stoner, Jr.,
Chief Executive Officer, President, and Director

Date: ~~October 28,~~December , 2009	/s/ DIANA L. KUBIK
Diana L. Kubik,
Vice President and Chief Financial Officer

Date: ~~October 28,~~December , 2009	/s/ WILLIAM G. LAUGHLIN
William G. Laughlin,
Vice President, General Counsel and Secretary

Date: ~~October 28,~~December , 2009	/s/ ROBERT J. CLARK
Robert J. Clark,
Director

Date: ~~October 28,~~December , 2009	/s/ MANUEL H. JOHNSON
Manuel H. Johnson,
Director

Date: ~~October 28,~~December , 2009	/s/ JAMES S. PIGNATELLI
James S. Pignatelli,
Director

Date: ~~October 28,~~December , 2009	/s/ M. RICHARD SMITH
M.Richard Smith,
Director

Date: ~~October 28,~~December , 2009	/s/ STANFORD M. ADELSTEIN
Stanford M. Adelstein,
Director

Date: ~~October 28,~~December , 2009	/s/ RICHARD B. PERL
Richard B. Perl,
Director

27

Date: ~~October 28,~~December , 2009	/s/ ROBERT S. KAPLAN
Robert S. Kaplan,
Director

28

Exhibit B

EVERGREEN ENERGY INC.

INDENTURE

DATED AS OF

                ,

DEBT SECURITIES

                   ,

TRUSTEE

i

ii

iii

INDENTURE

INDENTURE dated as of          ,             , among Evergreen Energy Inc., a Delaware corporation (the “Company”), and                , a                    organized under the laws of the United States, as trustee (the “Trustee”).

WITNESSETH:

WHEREAS, the Company has duly authorized the execution and delivery of this Indenture to provide for the issuance of debentures, notes, bonds or other evidences of indebtedness (the “Securities”) in an aggregate principal amount up to $50,000,000 to be issued from time to time in one or more series as provided in this Indenture; and

WHEREAS, all things necessary to make this Indenture a valid and legally binding agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

That, in consideration of the premises and the purchase of the Securities by the Holders thereof for the equal and proportionate benefit of all of the present and future Holders of the Securities, each party agrees and covenants as follows:

ARTICLE 1
DEFINITIONS

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)          the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b)         all terms used herein without definition which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein; and

(c)          the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(d)         References to “Article” or “Section” or other subdivision herein are references to an Article, Section or other subdivision of the Indenture, unless the context otherwise requires.

1.1                                 Definitions.

(a)                                  Unless otherwise defined in this Indenture or the context otherwise requires, all terms used herein shall have the meanings assigned to them in the Trust Indenture Act.

(b)                                 Unless the context otherwise requires, the terms defined in this Section 1.1(b) shall for all purposes of this Indenture have the meanings hereinafter set forth, the following definitions to be equally applicable to both the singular and the plural forms of any of the terms herein defined:

Affiliate:

The term “Affiliate,” with respect to any specified Person shall mean any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

Authenticating Agent:

The term “Authenticating Agent” shall have the meaning assigned to it in Section 11.9.

Board of Directors:

The term “Board of Directors” shall mean either the board of directors of the Company or the executive or any other committee of that board duly authorized to act in respect hereof.

Board Resolution:

The term “Board Resolution” shall mean a copy of a resolution or resolutions certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors (or by a committee of the Board of Directors to the extent that any such other committee has been authorized by the Board of Directors to establish or approve the matters contemplated) and to be in full force and effect on the date of such certification and delivered to the Trustee.

Business Day:

The term “Business Day,” when used with respect to any Place of Payment or any other particular location referred to in this Indenture or in the Securities, shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other location are authorized or obligated by law or executive order to close.

Capital Stock:

The term “Capital Stock” shall mean:

(a)                                  in the case of a corporation, corporate stock;

(b)                                 in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(c)                                  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(d)                                 any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

Code:

The term “Code” shall mean the Internal Revenue Code of 1986 as in effect on the date hereof.

Company:

The term “Company” shall mean the Person named as the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

Company Order:

The term “Company Order” shall mean a written order signed in the name of the Company by the Chairman, Chief Executive Officer, President, Chief Financial Officer, any Vice President, Treasurer, any Assistant Treasurer, Controller, Assistant Controller, Secretary or any Assistant Secretary of the Company, and delivered to the Trustee.

Corporate Trust Office:

The term “Corporate Trust Office,” or other similar term, shall mean the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date hereof is located at                     , Attention:                       , or such other address as the Trustee may designate from time to time by notice to the Holders and the Company, or the principal corporate trust officer of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Holders and the Company).

Currency:

The term “Currency” shall mean U.S. Dollars or Foreign Currency.

Default:

The term “Default” shall have the meaning assigned to it in Section 11.3.

Defaulted Interest:

The term “Defaulted Interest” shall have the same meaning assigned to it in Section 3.8(b).

Depositary:

The term “Depositary” shall mean, with respect to the Securities of any series issuable in whole or in part in the form of one or more Global Securities, the Person designated as Depositary by the Company pursuant to Section 3.1 until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, “Depositary” as used with respect to the Securities of any such series shall mean the Depositary with respect to the Securities of that series.

Designated Currency:

The term “Designated Currency” shall have the same meaning assigned to it in Section 3.12.

Discharged:

The term “Discharged” shall have the meaning assigned to it in Section 12.3.

Event of Default:

The term “Event of Default” shall have the meaning specified in Section 7.1.

Exchange Act:

The term “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Exchange Rate:

The term “Exchange Rate” shall have the meaning assigned to it in Section 7.1.

Floating Rate Security:

The term “Floating Rate Security” shall mean a Security that provides for the payment of interest at a variable rate determined periodically by reference to an interest rate index specified pursuant to Section 3.1.

Foreign Currency:

The term “Foreign Currency” shall mean a currency issued by the government of any country other than the United States or a composite currency, the value of which is determined by reference to the values of the currencies of any group of countries.

GAAP:

The term “GAAP,” with respect to any computation required or permitted hereunder, shall mean generally accepted accounting principles in effect in the United States as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

Global Security:

The term “Global Security” shall mean any Security that evidences all or part of a series of Securities, issued in fully-registered certificated form to the Depositary for such series in accordance with Section 3.3 and bearing the legend prescribed in Section 3.3(g).

Holder; Holder of Securities:

The terms “Holder” and “Holder of Securities” are defined under “Securityholder; Holder of Securities; Holder.”

Indebtedness:

The term “Indebtedness” shall mean any and all obligations of a Person for money borrowed which, in accordance with GAAP, would be reflected on the balance sheet of such Person as a liability on the date as of which Indebtedness is to be determined.

Indenture:

The term “Indenture” or “this Indenture” shall mean this instrument and all indentures supplemental hereto.

Interest:

The term “interest” shall mean, with respect to an Original Issue Discount Security that by its terms bears interest only after Maturity, interest payable after Maturity.

Interest Payment Date:

The term “Interest Payment Date” shall mean, with respect to any Security, the Stated Maturity of an installment of interest on such Security.

Mandatory Sinking Fund Payment:

The term “Mandatory Sinking Fund Payment” shall have the meaning assigned to it in Section 5.1.

Maturity:

The term “Maturity,” with respect to any Security, shall mean the date on which the principal of such Security shall become due and payable as therein and herein provided, whether by declaration, call for redemption or otherwise.

Members:

The term “Members” shall have the meaning assigned to it in Section 3.3(i).

Officer’s Certificate:

The term “Officer’s Certificate” shall mean a certificate signed by any of the Chairman of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer, any Vice President, Treasurer, any Assistant Treasurer, Controller, Assistant Controller, Secretary or any Assistant Secretary of the Company and delivered to the Trustee. Each such certificate shall include the statements provided for in Section 16.1 if and to the extent required by the provisions of such Section.

Opinion of Counsel:

The term “Opinion of Counsel” shall mean an opinion in writing signed by legal counsel, who may be an employee of or of counsel to the Company, or may be other counsel that meets the requirements provided for in Section 16.1.

Optional Sinking Fund Payment:

The term “Optional Sinking Fund Payment” shall have the meaning assigned to it in Section 5.1.

Original Issue Discount Security:

The term “Original Issue Discount Security” shall mean any Security that is issued with “original issue discount” within the meaning of Section 1273(a) of the Code and the regulations thereunder and any other Security designated by the Company as issued with original issue discount for United States federal income tax purposes.

Outstanding:

The term “Outstanding,” when used with respect to Securities means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(a)                                  Securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation;

(b)                                 Securities or portions thereof for which payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities or Securities as to which the Company’s obligations have been Discharged; provided, however, that if such Securities or portions thereof are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made; and

(c)                                  Securities that have been paid pursuant to Section 3.7(b) or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to a Responsible Officer of the Trustee proof satisfactory to it that such Securities are held by a protected purchaser in whose hands such Securities are valid obligations of the Company; provided, however, that in determining whether the Holders of the requisite principal amount of Securities of a series Outstanding have performed any action hereunder, Securities owned by the Company or any other obligor upon the Securities of such series or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such action, only Securities of such series that a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded. Securities so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon such Securities or any Affiliate of the Company or of such other obligor. In determining whether the Holders of the requisite principal amount of Outstanding Securities of a series have performed any action hereunder, the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purpose shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 7.2 and the principal amount of a Security denominated in a Foreign Currency that shall be deemed to be Outstanding for such purpose shall be the amount calculated pursuant to Section 3.11(b).

Paying Agent:

The term “Paying Agent” shall have the meaning assigned to it in Section 6.2(a).

Person:

The term “Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a joint stock company, a trust, an unincorporated organization or a government or an agency or political subdivision thereof.

Place of Payment:

The term “Place of Payment” shall mean, when used with respect to the Securities of any series, the place or places where the principal of and premium, if any, and interest on the Securities of that series are payable as specified pursuant to Section 3.1.

Predecessor Security:

The term “Predecessor Security” shall mean, with respect to any Security, every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security, and, for the purposes of this definition, any Security authenticated and delivered under

Section 3.7 in lieu of a lost, destroyed or stolen Security shall be deemed to evidence the same debt as the lost, destroyed or stolen Security.

Record Date:

The term “Record Date” shall mean, with respect to any interest payable on any Security on any Interest Payment Date, the close of business on any date specified in such Security for the payment of interest pursuant to Section 3.1.

Redemption Date:

The term “Redemption Date” shall mean, when used with respect to any Security to be redeemed, in whole or in part, the date fixed for such redemption by or pursuant to this Indenture and the terms of such Security, which, in the case of a Floating Rate Security, unless otherwise specified pursuant to Section 3.1, shall be an Interest Payment Date only.

Redemption Price:

The term “Redemption Price,” when used with respect to any Security to be redeemed, in whole or in part, shall mean the price at which it is to be redeemed pursuant to the terms of the Security and this Indenture.

Register:

The term “Register” shall have the meaning assigned to it in Section 3.5(a).

Registrar:

The term “Registrar” shall have the meaning assigned to it in Section 3.5(a).

Responsible Officers:

The term “Responsible Officers” of the Trustee hereunder shall mean any vice president, any assistant vice president, any trust officer, any assistant trust officer or any other officer associated with the corporate trust department of the Trustee customarily performing functions similar to those performed by any of the above designated officers, and also means, with respect to a particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

SEC:

The term “SEC” shall mean the U.S. Securities and Exchange Commission, as constituted from time to time.

Securities Act:

The term “Securities Act” shall mean the Securities Act of 1933, as amended.

Security:

The term “Security” or “Securities” shall have the meaning stated in the recitals and shall more particularly mean one or more of the Securities duly authenticated by the Trustee and delivered pursuant to the provisions of this Indenture.

Security Custodian:

The term “Security Custodian” shall mean the custodian with respect to any Global Security appointed by the Depositary, or any successor Person thereto, and shall initially be the Paying Agent.

Securityholder; Holder of Securities; Holder:

The term “Securityholder” or “Holder of Securities” or “Holder” shall mean the Person in whose name Securities shall be registered in the Register kept for that purpose hereunder.

Senior Indebtedness:

The term “Senior Indebtedness” means the principal of (and premium, if any) and unpaid interest on (x) Indebtedness of the Company, whether outstanding on the date hereof or thereafter created, incurred, assumed or guaranteed, for money borrowed other than (a) any Indebtedness of the Company which when incurred, and without respect to any election under Section 1111(b) of the Federal Bankruptcy Code, was without recourse to the Company, (b) any Indebtedness of the Company to any of its Subsidiaries, (c) Indebtedness to any employee of the Company, (d) any liability for taxes, (e) Trade Payables and (f) any Indebtedness of the Company which is expressly subordinate in right of payment to any other Indebtedness of the Company, and (y) renewals, extensions, modifications and refundings of any such Indebtedness. For purposes of the foregoing and the definition of “Senior Indebtedness,” the phrase “subordinated in right of payment” means debt subordination only and not lien subordination, and accordingly, (i) unsecured indebtedness shall not be deemed to be subordinated in right of payment to secured indebtedness merely by virtue of the fact that it is unsecured, and (ii) junior liens, second liens and other contractual arrangements that provide for priorities among Holders of the same or different issues of indebtedness with respect to any collateral or the proceeds of collateral shall not constitute subordination in right of payment. This definition may be modified or superseded by a supplemental indenture.

Special Record Date:

The term “Special Record Date” shall have the meaning assigned to it in Section 3.8(b)(i).

Stated Maturity:

The term “Stated Maturity” when used with respect to any Security or any installment of interest thereon, shall mean the date specified in such Security as the fixed date on which the principal (or any portion thereof) of or premium, if any, on such Security or such installment of interest is due and payable.

Subsidiary:

The term “Subsidiary,” when used with respect to any Person, shall mean:

(a)                                  any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)                                 any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

Successor Company:

The term “Successor Company” shall have the meaning assigned to it in Section 3.6(i).

Trade Payables:

The term “Trade Payables” means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed by the Company or any Subsidiary of the Company in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

Trust Indenture Act; TIA:

The term “Trust Indenture Act” or “TIA” shall mean the Trust Indenture Act of 1939, as amended.

Trustee:

The term “Trustee” shall mean the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such with respect to one or more series of Securities pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

U.S. Dollars:

The term “U.S. Dollars” shall mean such currency of the United States as at the time of payment shall be legal tender for the payment of public and private debts.

U.S. Government Obligations:

The term “U.S. Government Obligations” shall mean (i) direct non-callable obligations of, or guaranteed by, the United States or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States, in either case, for the payment of which guarantee or obligation the full faith and credit of the United States is pledged.

United States:

The term “United States” shall mean the United States of America (including the States and the District of Columbia), its territories and its possessions and other areas subject to its jurisdiction.

ARTICLE 2
FORMS OF SECURITIES

2.1                                 Terms of the Securities.

(a)                                  The Securities of each series shall be substantially in the form set forth in a Company Order or in one or more indentures supplemental hereto, and shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification or designation and such legends or endorsements placed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Indenture, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any securities exchange on which any series of the Securities may be listed or of any automated quotation system on which any such series may be quoted, or to conform to usage, all as determined by the officers executing such Securities as conclusively evidenced by their execution of such Securities.

(b)                                 The terms and provisions of the Securities shall constitute, and are hereby expressly made, a part of this Indenture, and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture expressly agree to such terms and provisions and to be bound thereby.

2.2                                 Form of Trustee’s Certificate of Authentication.

(a)                                  Only such of the Securities as shall bear thereon a certificate substantially in the form of the Trustee’s certificate of authentication hereinafter recited, executed by the Trustee by manual signature, shall be valid or become obligatory for any purpose or entitle the Holder thereof to any right or benefit under this Indenture.

(b)                                 Each Security shall be dated the date of its authentication, except that any Global Security shall be dated as of the date specified as contemplated in Section 3.1.

(c)                                  The form of the Trustee’s certificate of authentication to be borne by the Securities shall be substantially as follows:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication:	, as Trustee

By:
Authorized Signatory

2.3                                 Form of Trustee’s Certificate of Authentication by an Authenticating Agent. If at any time there shall be an Authenticating Agent appointed with respect to any series of Securities, then the Trustee’s Certificate of Authentication by such Authenticating Agent to be borne by Securities of each such series shall be substantially as follows:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Securities issued referred to in the within-mentioned Indenture.

Date of authentication:	, as Trustee

By:
as Authenticating Agent

By:
Authorized Signatory

ARTICLE 3
THE DEBT SECURITIES

3.1                                 Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is $50,000,000. The Securities may be issued in one or more series. There shall be set forth in a Company Order or in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(a)                                  the title of the Securities of the series (which shall distinguish the Securities of such series from the Securities of all other series, except to the extent that additional Securities of an existing series are being issued);

(b)                                 any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon transfer of, or in exchange for, or in lieu of, other Securities of such series pursuant to Section 3.4, 3.6, 3.7, 4.6, or 14.5);

(c)                                  the dates on which or periods during which the Securities of the series may be issued, and the dates on, or the range of dates within, which the principal of and premium, if any, on the Securities of such series are or may be payable or the method by which such date or dates shall be determined or extended;

(d)                                 the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which any such interest shall be payable, and the Record Dates for the determination of Holders to whom interest is payable on such Interest Payment Dates or the method by which such date or dates shall be determined, the right, if any, to extend or defer interest payments and the duration of such extension or deferral;

(e)                                  if other than U.S. Dollars, the Currency in which Securities of the series shall be denominated or in which payment of the principal of, premium, if any, or interest on the Securities of the series shall be payable and any other terms concerning such payment;

(f)                                    if the amount of payment of principal of, premium, if any, or interest on the Securities of the series may be determined with reference to an index, formula or other method including, but not limited to, an index based on a Currency or Currencies other than that in which the Securities are stated to be payable, the manner in which such amounts shall be determined;

(g)                                 if the principal of, premium, if any, or interest on Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a Currency other than that in which the Securities are denominated or stated to be payable without such election, the period or periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the Currency in which the Securities are denominated or payable without such election and the Currency in which the Securities are to be paid if such election is made;

(h)                                 the place or places, if any, in addition to or instead of the Corporate Trust Office of the Trustee where the principal of, premium, if any, and interest on Securities of the series shall be payable, and where Securities of any series may be presented for registration of transfer, exchange or conversion, and the place or places where notices and demands to or upon the Company in respect of the Securities of such series may be made;

(i)                                     the price or prices at which, the period or periods within which or the date or dates on which, and the terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

(j)                                     the obligation or right, if any, of the Company to redeem, purchase or repay Securities of the series pursuant to any sinking fund, amortization or analogous provisions or at the option of a Holder thereof and the price or prices at which, the period or periods within which or the date or dates on which, the Currency or Currencies in which and the terms and conditions upon which Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

(k)                                  if other than denominations of $1,000 or any integral multiple thereof, the denominations in which Securities of the series shall be issuable;

(l)                                     if other than the principal amount thereof, the portion of the principal amount of the Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 7.2;

(m)                               whether the Securities of the series are to be issued as Original Issue Discount Securities and the amount of discount with which such Securities may be issued;

(n)                                 provisions, if any, for the defeasance of Securities of the series in whole or in part and any addition or change in the provisions related to satisfaction and discharge;

(o)                                 whether the Securities of the series are to be issued in whole or in part in the form of one or more Global Securities and, in such case, the Depositary for such Global Security or Securities and the terms and conditions, if any, upon which interests in such Global Security or Securities may be exchanged in whole or in part for the individual Securities represented thereby;

(p)                                 the date as of which any Global Security of the series shall be dated if other than the original issuance of the first Security of the series to be issued;

(q)                                 the form of the Securities of the series;

(r)                                    if the Securities of the series are to be convertible into or exchangeable for any securities or property of any Person (including the Company), the terms and conditions upon which such Securities will be so convertible or exchangeable, and any additions or changes, if any, to permit or facilitate such conversion or exchange;

(s)                                  whether the Securities of such series are subject to subordination and the terms of such subordination;

(t)                                    any restriction or condition on the transferability of the Securities of such series;

(u)                                 any addition or change in the provisions related to compensation and reimbursement of the Trustee which applies to Securities of such series;

(v)                                 any addition or change in the provisions related to supplemental indentures set forth in Sections 14.4 and 14.2 which applies to Securities of such series;

(w)                               provisions, if any, granting special rights to Holders upon the occurrence of specified events;

(x)                                   any addition to or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 7.2 and any addition or change in the provisions set forth in Article VII which applies to Securities of the series;

(y)                                 any addition to or change in the covenants set forth in Article VI which applies to Securities of the series; and

(z)                                   any other terms of the Securities of such series (which terms shall not be inconsistent with the provisions of this Indenture, except as permitted by Section 14.1).

All Securities of any one series shall be substantially identical, except as to denomination and except as may otherwise be provided herein or set forth in a Company Order or in one or more indentures supplemental hereto.

3.2                                 Denominations. In the absence of any specification pursuant to Section 3.1 with respect to Securities of any series, the Securities of such series shall be issuable only as Securities in denominations of any integral multiple of $1,000, and shall be payable only in U.S. Dollars.

3.3                                 Execution, Authentication, Delivery and Dating.

(a)                                  The Securities shall be executed in the name and on behalf of the Company by the manual or facsimile signature of its Chairman of the Board of Directors, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, one of its Vice Presidents or Treasurer. If the Person whose signature is on a Security no longer holds that office at the time the Security is authenticated and delivered, the Security shall nevertheless be valid.

(b)                                 At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities and, if required pursuant to Section 3.1, a supplemental indenture or Company Order setting forth the terms of the Securities of a series. The Trustee shall thereupon authenticate and deliver such Securities without any further action by the Company. The Company Order shall specify the amount of Securities to be authenticated and the date on which the original issue of Securities is to be authenticated.

(c)                                  In authenticating the first Securities of any series and accepting the additional responsibilities under this Indenture in relation to such Securities the Trustee shall receive, and (subject to Section 11.2) shall be fully protected in relying upon an Officer’s Certificate and an Opinion of Counsel, each prepared in accordance with Section 16.1 stating that the conditions precedent, if any, provided for in the Indenture have been complied with.

(d)                                 The Trustee shall have the right to decline to authenticate and deliver the Securities under this Section 3.3 if the issue of the Securities pursuant to this Indenture will affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

(e)                                  Each Security shall be dated the date of its authentication, except as otherwise provided pursuant to Section 3.1 with respect to the Securities of such series.

(f)                                    Notwithstanding the provisions of Section 3.1 and of this Section 3.3, if all of the Securities of any series are not to be originally issued at the same time, then the documents required to be delivered pursuant to this Section 3.3 must be delivered only once prior to the authentication and delivery of the first Security of such series;

(g)                                 If the Company shall establish pursuant to Section 3.1 that the Securities of a series are to be issued in whole or in part in the form of one or more Global Securities, then the Company shall execute and the Trustee shall authenticate and deliver one or more Global Securities that (i) shall represent an aggregate amount equal to the aggregate principal amount of the Outstanding Securities of such series to be represented by such Global Securities, (ii) shall be registered, if in registered form, in the name of the Depositary for such Global Security or Securities or the nominee of such Depositary, (iii) shall be delivered by the Trustee to such Depositary or pursuant to such Depositary’s instruction and (iv) shall bear a legend substantially to the following effect:

“Unless and until it is exchanged in whole or in part for the individual Securities represented hereby, this Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.”

The aggregate principal amount of each Global Security may from time to time be increased or decreased by adjustments made on the records of the Security Custodian, as provided in this Indenture.

(h)                                 Each Depositary designated pursuant to Section 3.1 for a Global Security in registered form must, at the time of its designation and at all times while it serves as such Depositary, be a clearing agency registered under the Exchange Act and any other applicable statute or regulation.

(i)                                     Members of, or participants in, the Depositary (“Members”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary or by the Security Custodian under such Global Security, and the Depositary may be treated by the Company, the Trustee, the Paying Agent and the Registrar and any of their agents as the absolute owner of such Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee, the Paying Agent or the Registrar or any of their agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Members, the operation of customary practices of the Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Security. The Holder of a Global Security may grant proxies and otherwise authorize any Person, including Members and Persons that may hold interests through Members, to take any action that a Holder is entitled to take under this Indenture or the Securities.

(j)                                     No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in one of the forms provided for herein duly executed by the Trustee or by an Authenticating Agent by manual or facsimile signature of an authorized signatory of the Trustee, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

3.4                                 Temporary Securities.

(a)                                  Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities that are printed, lithographed, typewritten, mimeographed or otherwise reproduced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities. Any such temporary Security may be in global form, representing all or a portion of the Outstanding Securities of such series. Every such temporary Security shall be executed by the Company and shall be authenticated and delivered by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Security or Securities in lieu of which it is issued.

(b)                                 If temporary Securities of any series are issued, the Company will cause definitive Securities of such series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of such temporary Securities at the office or agency of the Company in a Place of Payment for such series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations and of like tenor. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

(c)                                  Upon any exchange of a portion of a temporary Global Security for a definitive Global Security or for the individual Securities represented thereby pursuant to this Section 3.4 or Section 3.6, the temporary Global Security shall be endorsed by the Trustee to reflect the reduction of the principal amount evidenced thereby, whereupon the principal amount of such temporary Global Security shall be reduced for all purposes by the amount so exchanged and endorsed.

3.5                                 Registrar.

(a)                                  The Company will keep, at an office or agency to be maintained by it in a Place of Payment where Securities may be presented for registration or presented and surrendered for registration of transfer or of exchange, and where Securities of any series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable (the “Registrar”), a security register for the registration and the registration of transfer or of exchange of the Securities (the registers maintained in such office and in any other office or agency of the Company in a Place of Payment being herein sometimes collectively referred to as the “Register”), as in this Indenture provided, which Register shall at all reasonable times be open for inspection by the Trustee. Such Register shall be in written form or in any other form capable of being converted into written form within a reasonable time. The Company may have one or more co-Registrars; the term “Registrar” includes any co-registrar.

(b)                                 The Company shall enter into an appropriate agency agreement with any Registrar or co-Registrar not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of each such agent. If the Company fails to maintain a Registrar for any series, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 11.1. The Company or any Affiliate thereof may act as Registrar, co-Registrar or transfer agent.

(c)                                  The Company hereby appoints the Trustee at its Corporate Trust Office as Registrar in connection with the Securities and this Indenture, until such time as another Person is appointed as such.

3.6                                 Transfer and Exchange.

(a)                                  Transfer.

(i)                                     Upon surrender for registration of transfer of any Security of any series at the Registrar the Company shall execute, and the Trustee or any Authenticating Agent shall authenticate and deliver, in the name of the designated transferee, one or more new Securities of the same series for like aggregate principal amount of any authorized denomination or denominations. The transfer of any Security shall not be valid as against the Company or the Trustee unless registered at the Registrar at the request of the Holder, or at the request of his, her or its attorney duly authorized in writing.

(ii)                                  Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for the individual Securities represented thereby, a Global Security representing all or a portion of the Securities of a series may not be transferred except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

(b)                                 Exchange.

(i)                                     At the option of the Holder, Securities of any series (other than a Global Security, except as set forth below) may be exchanged for other Securities of the same series for like aggregate principal amount of any authorized denomination or denominations, upon surrender of the Securities to be exchanged at the Registrar.

(ii)                                  Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities that the Holder making the exchange is entitled to receive.

(c)                                  Exchange of Global Securities for Individual Securities. Except as provided below, owners of beneficial interests in Global Securities will not be entitled to receive individual Securities.

(i)                                     Individual Securities shall be issued to all owners of beneficial interests in a Global Security in exchange for such interests if: (A) at any time the Depositary for the Securities of a series notifies the Company that it is unwilling or unable to continue as Depositary for the Securities of such series or if at any time the Depositary for the Securities of such series shall no longer be eligible under Section 3.3(h) and, in each case, a successor Depositary is not appointed by the Company within 90 days of such notice, or (B) the Company executes and delivers to the Trustee and the Registrar an Officer’s Certificate stating that such Global Security shall be so exchangeable.

In connection with the exchange of an entire Global Security for individual Securities pursuant to this subsection (c), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee, upon receipt of a Company Order for the authentication and delivery of individual Securities of such series, will authenticate and deliver to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of individual Securities of authorized denominations.

(ii)                                  The owner of a beneficial interest in a Global Security will be entitled to receive an individual Security in exchange for such interest if an Event of Default has occurred and is continuing. Upon receipt by the Security Custodian and Registrar of instructions from the Holder of a Global Security directing the Security Custodian and Registrar to (x) issue one or more individual Securities in the amounts specified to the owner of a beneficial interest in such Global Security and (y) debit or cause to be debited an equivalent amount of beneficial interest in such Global Security, subject to the rules and regulations of the Depositary:

(1)                                  the Security Custodian and Registrar shall notify the Company and the Trustee of such instructions, identifying the owner and amount of such beneficial interest in such Global Security;

(2)                                  the Company shall promptly execute and the Trustee, upon receipt of a Company Order for the authentication and delivery of individual Securities of such series, shall authenticate and deliver to such beneficial owner individual Securities in an equivalent amount to such beneficial interest in such Global Security; and

(3)                                  the Security Custodian and Registrar shall decrease such Global Security by such amount in accordance with the foregoing. In the event that the individual Securities are not issued to each such beneficial owner promptly after the Registrar has received a request from the Holder of a Global Security to issue such individual Securities, the Company expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Section 7.7 hereof, the right of any beneficial Holder of Securities to pursue such remedy with respect to the portion of the Global Security that represents such beneficial Holder’s Securities as if such individual Securities had been issued.

(iii)                               If specified by the Company pursuant to Section 3.1 with respect to a series of Securities, the Depositary for such series of Securities may surrender a Global Security for such series of Securities in exchange in whole or in part for individual Securities of such series on such terms as are acceptable to the Company and such Depositary. Thereupon, the Company shall execute, and the Trustee shall authenticate and deliver, without service charge,

(1)                                  to each Person specified by such Depositary a new individual Security or Securities of the same series, of any authorized denomination as requested by such Person in aggregate principal amount equal to and in exchange for such Person’s beneficial interest in the Global Security; and

(2)                                  to such Depositary a new Global Security in a denomination equal to the difference, if any, between the principal amount of the surrendered Global Security and the aggregate principal amount of individual Securities delivered to Holders thereof.

(iv)                              In any exchange provided for in clauses (i) through (iii), the Company will execute and the Trustee will authenticate and deliver individual Securities in registered form in authorized denominations.

(v)                                 Upon the exchange in full of a Global Security for individual Securities, such Global Security shall be canceled by the Trustee. Individual Securities issued in exchange for a Global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such Global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee. The Trustee shall deliver such Securities to the Persons in whose names such Securities are so registered.

(d)                                 All Securities issued upon any registration of transfer or exchange of Securities shall be valid obligations of the Company evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered for such registration of transfer or exchange.

(e)                                  Every Security presented or surrendered for registration of transfer, or for exchange or payment shall (if so required by the Company, the Trustee or the Registrar) be duly endorsed, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company, the Trustee and the Registrar, duly executed by the Holder thereof or by his, her or its attorney duly authorized in writing.

(f)                                    No service charge will be made for any registration of transfer or exchange of Securities. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than those expressly provided in this Indenture to be made at the Company’s own expense or without expense or charge to the Holders.

(g)                                 The Company shall not be required to (i) register, transfer or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Securities of such series selected for redemption under Section 4.3 and ending at the close of business on the day of such transmission, or (ii) register, transfer or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(h)                                 Prior to the due presentation for registration of transfer or exchange of any Security, the Company, the Trustee, the Paying Agent, the Registrar, any co-Registrar or any of their agents may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security (whether or not such Security shall be overdue and notwithstanding any notation of ownership or other writing thereon) for all purposes whatsoever, and none of the Company, the Trustee, the Paying Agent, the Registrar, any co-Registrar or any of their agents shall be affected by any notice to the contrary.

(i)                                     In case a successor Company (“Successor Company”) has executed an indenture supplemental hereto with the Trustee pursuant to Article XIV, any of the Securities authenticated or delivered pursuant to such transaction may, from time to time, at the request of the Successor Company, be exchanged for other Securities executed in the name of the Successor Company with such changes in phraseology and form as may be appropriate, but otherwise identical to the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon Company Order of the Successor Company, shall authenticate and deliver Securities as specified in such order for the purpose of such exchange. If Securities shall at any time be authenticated and delivered in any new name of a Successor Company pursuant to this Section 3.6 in exchange or substitution for or upon registration of transfer of any Securities, such Successor Company, at the option of the Holders but without expense to them, shall provide for the exchange of all Securities at the time Outstanding for Securities authenticated and delivered in such new name.

(j)                                     Each Holder of a Security agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder’s Security in violation of any provision of this Indenture and/or applicable United States federal or state securities laws.

(k)                                  The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(l)                                     Neither the Trustee nor any agent of the Trustee shall have any responsibility for any actions taken or not taken by the Depositary.

3.7                                 Mutilated, Destroyed, Lost and Stolen Securities.

(a)                                  If (i) any mutilated Security is surrendered to the Trustee at its Corporate Trust Office or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Security, and there is delivered to the Company and the Trustee security or indemnity bond satisfactory to them to save each of them and any Paying Agent harmless, and neither the Company nor the Trustee receives notice that such Security has been acquired by a protected purchaser, then the Company shall execute and upon Company Order the Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Security, a new Security of the same series and of like tenor, form, terms and principal amount, bearing a number not contemporaneously outstanding, that neither gain nor loss in interest shall result from such exchange or substitution.

(b)                                 In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay the amount due on such Security in accordance with its terms.

(c)                                  Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in respect thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

(d)                                 Every new Security of any series issued pursuant to this Section shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

(e)                                  The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

3.8                                 Payment of Interest; Interest Rights Preserved.

(a)                                  Interest on any Security that is payable and is punctually paid or duly provided for on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Record Date for such interest notwithstanding the cancellation of such Security upon any transfer or exchange subsequent to the Record Date. Payment of interest on Securities shall be made at the Corporate Trust Office (except as otherwise specified pursuant to Section 3.1) or, at the option of the Company, by check mailed to the address of the Person entitled thereto as such address shall appear in the Register or, in accordance with arrangements satisfactory to the Trustee, by wire transfer to an account designated by the Holder.

(b)                                 Any interest on any Security that is payable but is not punctually paid or duly provided for on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Record Date by virtue of his, her or its having been such a Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in clause (i) or (ii) below:

(i)                                     The Company may elect to make payment of any Defaulted Interest to the Persons in whose names such Securities (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest (a “Special Record Date”), which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 calendar days and not less than 10 calendar days prior to the date of the proposed payment and not less than 10 calendar days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such Special Record Date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be mailed, first-class postage prepaid, to the Holders of such Securities at their addresses as they appear in the Register, not less than 10 calendar days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Securities (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (ii).

(ii)                                  The Company may make payment of any Defaulted Interest on Securities in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(c)                                  Subject to the provisions set forth herein relating to Record Dates, each Security delivered pursuant to any provision of this Indenture in exchange or substitution for, or upon registration of transfer of, any other Security shall carry all the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

3.9                                 Cancellation. Unless otherwise specified pursuant to Section 3.1 for Securities of any series, all Securities surrendered for payment, redemption, registration of transfer or exchange or credit against any sinking fund or otherwise shall, if surrendered to any

Person other than the Trustee, be delivered to the Trustee for cancellation and shall be promptly canceled by it and, if surrendered to the Trustee, shall be promptly canceled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder that the Company may have acquired in any manner whatsoever, and all Securities so delivered shall be promptly canceled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by this Indenture. The Trustee shall dispose of all canceled Securities held by it in accordance with its then customary procedures and deliver a certificate of such disposal to the Company upon its request therefor. The acquisition of any Securities by the Company shall not operate as a redemption or satisfaction of the Indebtedness represented thereby unless and until such Securities are surrendered to the Trustee for cancellation.

3.10                           Computation of Interest. Except as otherwise specified pursuant to Section 3.1 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

3.11                           Currency of Payments in Respect of Securities.

(a)                                  Except as otherwise specified pursuant to Section 3.1 for Securities of any series, payment of the principal of and premium, if any, and interest on Securities of such series will be made in U.S. Dollars.

(b)                                 For purposes of any provision of the Indenture in which the Holders of Outstanding Securities may perform an action that requires that a specified percentage of the Outstanding Securities of all series perform such action and for purposes of any decision or determination by the Trustee of amounts due and unpaid for the principal of and premium, if any, and interest on the Securities of all series in respect of which moneys are to be disbursed ratably, the principal of and premium, if any, and interest on the Outstanding Securities denominated in a Foreign Currency will be the amount in U.S. Dollars based upon exchange rates, determined as specified pursuant to Section 3.1 for Securities of such series, as of the date for determining whether the Holders entitled to perform such action have performed it or as of the date of such decision or determination by the Trustee, as the case may be.

(c)                                  Any decision or determination to be made regarding exchange rates shall be made by an agent appointed by the Company; provided, that such agent shall accept such appointment in writing and the terms of such appointment shall, in the opinion of the Company at the time of such appointment, require such agent to make such determination by a method consistent with the method provided pursuant to Section 3.1 for the making of such decision or determination. All decisions and determinations of such agent regarding exchange rates shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Company, the Trustee and all Holders of the Securities.

3.12                           Judgments. The Company may provide pursuant to Section 3.1 for Securities of any series that (a) the obligation, if any, of the Company to pay the principal of, premium, if any, and interest on the Securities of any series in a Foreign Currency or U.S. Dollars (the “Designated Currency”) as may be specified pursuant to Section 3.1 is of the essence and agrees that, to the fullest extent possible under applicable law, judgments in respect of such Securities shall be given in the Designated Currency; (b) the obligation of the Company to make payments in the Designated Currency of the principal of and premium, if any, and interest on such Securities shall, notwithstanding any payment in any other Currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the Designated Currency that the Holder receiving such payment may, in accordance with normal banking procedures, purchase with the sum paid in such other Currency (after any premium and cost of exchange) on the business day in the country of issue of the Designated Currency or in the international banking community (in the case of a composite currency) immediately following the day on which such Holder receives such payment; (c) if the amount in the Designated Currency that may be so purchased for any reason falls short of the amount originally due, the Company shall pay such additional amounts as may be necessary to compensate for such shortfall; and (d) any obligation of the Company not discharged by such payment shall be due as a separate and independent obligation and, until discharged as provided herein, shall continue in full force and effect.

3.13                           CUSIP Numbers. The Company in issuing any Securities may use CUSIP, ISIN or other similar numbers, if then generally in use, and thereafter with respect to such series, the Trustee may use such numbers in any notice of redemption or exchange with respect to such series provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP, ISIN or other similar numbers.

ARTICLE 4
REDEMPTION OF SECURITIES

4.1                                 Applicability of Right of Redemption. Redemption of Securities (other than pursuant to a sinking fund, amortization or analogous provision) permitted by the terms of any series of Securities shall be made (except as otherwise specified pursuant to Section 3.1 for Securities of any series) in accordance with this Article; provided, however, that if any such terms of a series of Securities shall conflict with any provision of this Article, the terms of such series shall govern.

4.2                                 Selection of Securities to be Redeemed.

(a)                                  If the Company shall at any time elect to redeem all or any portion of the Securities of a series then Outstanding, it shall at least 30 days prior to the Redemption Date fixed by the Company (unless a shorter period shall be satisfactory to the Trustee) notify the Trustee of such Redemption Date and of the principal amount of Securities to be redeemed, and thereupon the Trustee shall select, by lot or in such other manner as the Trustee shall deem appropriate and which may provide for the selection for redemption of a portion of the principal amount of any Security of such series; provided that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security. In any case where more than one Security of such series is registered in the same name, the Trustee may treat the aggregate principal amount so registered as if it were represented by one Security of such series. The Trustee shall, as soon as practicable, notify the Company in writing of the Securities and portions of Securities so selected.

(b)                                 For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security that has been or is to be redeemed. If the Company shall so direct, Securities registered in the name of the Company, any Affiliate or any Subsidiary thereof shall not be included in the Securities selected for redemption.

4.3                                 Notice of Redemption.

(a)                                  Notice of redemption shall be given by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company; provided, however, that the Company makes such request at least 3 days prior to the date by which such notice of redemption must be given to Holders in accordance with this Section 4.3; provided further that, the text of such notice shall be prepared by the Company, not less than 60 days before the Redemption Date unless the Trustee consents to a shorter period, to the Holders of Securities of any series to be redeemed in whole or in part pursuant to this Article, in the manner provided in Section 16.4. Any notice so given shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. Failure to give such notice, or any defect in such notice to the Holder of any Security of a series designated for redemption, in whole or in part, shall not affect the sufficiency of any notice of redemption with respect to the Holder of any other Security of such series.

(b)                                 All notices of redemption shall identify the Securities to be redeemed (including CUSIP, ISIN or other similar numbers, if available) and shall state:

(i)                                     such election by the Company to redeem Securities of such series pursuant to provisions contained in this Indenture or the terms of the Securities of such series or a supplemental indenture establishing such series, if such be the case;

(ii)                                  the Redemption Date;

(iii)                               the Redemption Price;

(iv)                              if less than all Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the Securities of such series to be redeemed;

(v)                                 that on the Redemption Date the Redemption Price will become due and payable upon each such Security to be redeemed, and that, if applicable, interest thereon shall cease to accrue on and after said date;

(vi)                              the Place or Places of Payment where such Securities are to be surrendered for payment of the Redemption Price;

(vii)                           that the redemption is for a sinking fund, if such is the case; and

(viii)                        that the Securities must be surrendered to the Paying Agent for payment of the Redemption Price.

4.4                                 Deposit of Redemption Price. On or prior to 11:00 a.m., New York City time, on the Redemption Date for any Securities, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 6.3) an amount of money in the Currency in which such Securities are denominated (except as provided pursuant to Section 3.1) sufficient to pay the Redemption Price of such Securities or any portions thereof that are to be redeemed on that date.

4.5                                 Securities Payable on Redemption Date. Notice of redemption having been given as aforesaid, any Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price and from and after such date (unless the Company shall Default in the payment of the Redemption Price) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price; provided, however, that (unless otherwise provided pursuant to Section 3.1) installments of interest that have a Stated Maturity on or prior to the Redemption Date for such Securities shall be payable according to the terms of such Securities and the provisions of Section 3.8.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal thereof and premium, if any, thereon shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

4.6                                 Securities Redeemed in Part. Any Security that is to be redeemed only in part shall be surrendered at the Corporate Trust Office or such other office or agency of the Company as is specified pursuant to Section 3.1 with, if the Company, the Registrar or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company, the Registrar and the Trustee duly executed by the Holder thereof or his, her or its attorney duly authorized in writing, and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of like tenor and form, of any authorized denomination as requested by such Holder in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered; except that if a Global Security is so surrendered, the Company shall execute, and the Trustee shall authenticate and deliver to the Depositary for such Global Security, without service charge, a new Global Security in a denomination equal to and in exchange for the unredeemed portion of the principal of the Global Security so surrendered. In the case of a Security providing appropriate space for such notation, at the option of the Holder thereof, the Trustee, in lieu of delivering a new Security or Securities as aforesaid, may make a notation on such Security of the payment of the redeemed portion thereof.

ARTICLE 5
SINKING FUNDS

5.1                                 Applicability of Sinking Fund.

(a)                                  Redemption of Securities permitted or required pursuant to a sinking fund for the retirement of Securities of a series by the terms of such series of Securities shall be made in accordance with such terms of such series of Securities and this Article, except as otherwise specified pursuant to Section 3.1 for Securities of such series, provided, however, that if any such terms of a series of Securities shall conflict with any provision of this Article, the terms of such series shall govern.

(b)                                 The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “Mandatory Sinking Fund Payment,” and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “Optional Sinking Fund Payment.” If provided for by the terms of Securities of any series, the cash amount of any Mandatory Sinking Fund Payment may be subject to reduction as provided in Section 5.2.

5.2                                 Mandatory Sinking Fund Obligation. The Company may, at its option, satisfy any Mandatory Sinking Fund Payment obligation, in whole or in part, with respect to a particular series of Securities by (a) delivering to the Trustee Securities of such series in transferable form theretofore purchased or otherwise acquired by the Company or redeemed at the election of the Company pursuant to Section 4.3 or (b) receiving credit for Securities of such series (not previously so credited) acquired by the Company and theretofore delivered to the Trustee. The Trustee shall credit such Mandatory Sinking Fund Payment obligation with an amount equal to the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such Mandatory Sinking Fund Payment shall be reduced accordingly. If the Company shall elect to so satisfy any Mandatory Sinking Fund Payment obligation, it shall deliver to the Trustee not less than 45 days prior to the relevant sinking fund payment date a written notice signed on behalf of the Company by its Chairman of the Board of Directors, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, one of its Vice Presidents, its Treasurer or one of its Assistant Treasurers, which shall designate the Securities (and portions thereof, if any) so delivered or credited and which shall be accompanied by such Securities (to the extent not theretofore delivered) in transferable form. In case of the failure of the Company, at or before the time so required, to give such notice and deliver such Securities the Mandatory Sinking Fund Payment obligation shall be paid entirely in moneys.

5.3                                 Optional Redemption at Sinking Fund Redemption Price. In addition to the sinking fund requirements of Section 5.2, to the extent, if any, provided for by the terms of a particular series of Securities, the Company may, at its option, make an Optional Sinking Fund Payment with respect to such Securities. Unless otherwise provided by such terms, (a) to the extent that the right of the Company to make such Optional Sinking Fund Payment shall not be exercised in any year, it shall not be cumulative or carried forward to any subsequent year, and (b) such optional payment shall operate to reduce the amount of any Mandatory Sinking Fund Payment obligation as to Securities of the same series. If the Company intends to exercise its right to make such optional payment in any year it shall deliver to the Trustee not less than 45 days prior to the relevant sinking fund payment date a certificate signed by its Chairman of the Board of Directors, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, one of its Vice Presidents, Treasurer or one of its Assistant Treasurers stating that the Company will exercise such optional right, and specifying the amount which the Company will pay on or before the next succeeding sinking fund payment date. Such certificate shall also state that no Event of Default has occurred and is continuing.

5.4                                 Application of Sinking Fund Payment.

(a)                                  If the sinking fund payment or payments made in funds pursuant to either Section 5.2 or 5.3 with respect to a particular series of Securities plus any unused balance of any preceding sinking fund payments made in funds with respect to such series shall exceed $50,000 (or a lesser sum if the Company shall so request, or such equivalent sum for Securities denominated other than in U.S. Dollars), it shall be applied by the Trustee on the sinking fund payment date next following the date of such payment, unless the date of such payment shall be a sinking fund payment date, in which case such payment shall be applied on such sinking fund payment date, to the redemption of Securities of such series at the redemption price specified pursuant to Section 4.3(b). The Trustee shall select, in the manner provided in Section 4.2, for redemption on such sinking fund payment date, a sufficient principal amount of Securities of such series to absorb said funds, as nearly as may be, and shall, at the expense and in the name of the Company, thereupon cause notice of redemption of the Securities to be given in substantially the manner provided in Section 4.3(a) for the redemption of Securities in part at the option of the Company, except that the notice of redemption shall also state that the Securities are being redeemed for the sinking fund. Any sinking fund moneys not so applied by the Trustee to the redemption of Securities of such series shall be added to the next sinking fund payment received in funds by the Trustee and, together with such payment, shall be applied in accordance with the provisions of this Section 5.4. Any and all sinking fund moneys held by the Trustee on the last sinking fund payment date with respect to Securities of such series, and not held for the payment or redemption of particular Securities of such series, shall be applied by the Trustee to the payment of the principal of the Securities of such series at Maturity.

(b)                                 On or prior to each sinking fund payment date, the Company shall pay to the Trustee a sum equal to all interest accrued to but not including the date fixed for redemption on Securities to be redeemed on such sinking fund payment date pursuant to this Section 5.4.

(c)                                  The Trustee shall not redeem any Securities of a series with sinking fund moneys or mail any notice of redemption of Securities of such series by operation of the sinking fund during the continuance of a Default in payment of interest on any Securities of such series or of any Event of Default (other than an Event of Default occurring as a consequence of this paragraph) of which the Trustee has actual knowledge, except that if the notice of redemption of any Securities of such series shall theretofore have been mailed in accordance with the provisions hereof, the Trustee shall redeem such Securities if funds sufficient for that purpose shall be deposited with the Trustee in accordance with the terms of this Article. Except as aforesaid, any moneys in the sinking fund at the time any such Default or Event of Default shall occur and any moneys thereafter paid into the sinking fund shall, during the continuance of such Default or Event of Default, be held as security for the payment of all the Securities of such series; provided, however, that in case such Default or Event of Default shall have been cured or waived as provided herein, such moneys shall thereafter be applied on the next sinking fund payment date on which such moneys are required to be applied pursuant to the provisions of this Section 5.4.

ARTICLE 6
PARTICULAR COVENANTS OF THE COMPANY

The Company hereby covenants and agrees as follows:

6.1                                 Payments of Securities. The Company will duly and punctually pay the principal of and premium, if any, on each series of Securities, and the interest which shall have accrued thereon, at the dates and place and in the manner provided in the Securities and in this Indenture.

6.2                                 Paying Agent.

(a)                                  The Company will maintain in each Place of Payment for any series of Securities, if any, an office or agency where Securities may be presented or surrendered for payment, where Securities of such series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served (the “Paying Agent”). The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as Paying Agent to receive all presentations, surrenders, notices and demands.

(b)                                 The Company may also from time to time designate different or additional offices or agencies where the Securities of any series may be presented or surrendered for any or all such purposes (in or outside of such Place of Payment), and may from time to time rescind any such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligations described in the preceding paragraph. The Company will give prompt written notice to the Trustee of any such additional designation or rescission of designation and of any change in the location of any such different or additional office or agency. The Company shall enter into an appropriate agency agreement with any Paying Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of each such agent. The Company or any Affiliate thereof may act as Paying Agent.

6.3                                 To Hold Payment in Trust.

(a)                                  If the Company or an Affiliate thereof shall at any time act as Paying Agent with respect to any series of Securities, then, on or before the date on which the principal of and premium, if any, or interest on any of the Securities of that series by their terms or as a result of the calling thereof for redemption shall become payable, the Company or such

Affiliate will segregate and hold in trust for the benefit of the Holders of such Securities or the Trustee a sum sufficient to pay such principal and premium, if any, or interest which shall have so become payable until such sums shall be paid to such Holders or otherwise disposed of as herein provided, and will notify the Trustee of its action or failure to act in that regard. Upon any proceeding under any federal bankruptcy laws with respect to the Company or any Affiliate thereof, if the Company or such Affiliate is then acting as Paying Agent, the Trustee shall replace the Company or such Affiliate as Paying Agent.

(b)                                 If the Company shall appoint, and at the time have, a Paying Agent for the payment of the principal of and premium, if any, or interest on any series of Securities, then prior to 11:00 a.m., New York City time, on the date on which the principal of and premium, if any, or interest on any of the Securities of that series shall become payable as aforesaid, whether by their terms or as a result of the calling thereof for redemption, the Company will deposit with such Paying Agent a sum sufficient to pay such principal and premium, if any, or interest, such sum to be held in trust for the benefit of the Holders of such Securities or the Trustee, and (unless such Paying Agent is the Trustee), the Company or any other obligor of such Securities will promptly notify the Trustee of its payment or failure to make such payment.

(c)                                  If the Paying Agent shall be other than the Trustee, the Company will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 6.3, that such Paying Agent shall:

(i)                                     hold all moneys held by it for the payment of the principal of and premium, if any, or interest on the Securities of that series in trust for the benefit of the Holders of such Securities until such sums shall be paid to such Holders or otherwise disposed of as herein provided;

(ii)                                  give to the Trustee notice of any Default by the Company or any other obligor upon the Securities of that series in the making of any payment of the principal of and premium, if any, or interest on the Securities of that series; and

(iii)                               at any time during the continuance of any such Default, upon the written request of the Trustee, pay to the Trustee all sums so held in trust by such Paying Agent.

(d)                                 Anything in this Section 6.3 to the contrary notwithstanding, the Company may at any time, for the purpose of obtaining a release, satisfaction or discharge of this Indenture or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company or by any Paying Agent other than the Trustee as required by this Section 6.3, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent.

(e)                                  Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of and premium, if any, or interest on any Security of any series and remaining unclaimed for two years after such principal and premium, if any, or interest has become due and payable shall be paid to the Company upon Company Order or (if then held by the Company) shall be discharged from such trust, and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment of such amounts without interest thereon, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

6.4                                 Merger, Consolidation and Sale of Assets. Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities:

(a)                                  The Company will not consolidate with any other entity or accept a merger of any other entity into the Company or permit the Company to be merged into any other entity, or sell other than for cash or lease all or substantially all its assets to another entity, or purchase all or substantially all the assets of another entity, unless (i) either the Company shall be the continuing entity, or the successor, transferee or lessee entity (if other than the Company) shall expressly assume, by indenture supplemental hereto, executed and delivered by such entity prior to or simultaneously with such consolidation, merger, sale or lease, the due and punctual payment of the principal of and interest and premium, if any, on all the Securities, according to their tenor, and the due and punctual performance and observance of all other obligations to the Holders and the Trustee under this Indenture or under the Securities to be performed or observed by the Company; and (ii) immediately after such consolidation, merger, sale, lease or purchase the Company or the successor, transferee or lessee entity (if other than the Company) would not be in Default in the performance of any covenant or condition of this Indenture. A purchase by a Subsidiary of all or substantially all of the assets of another entity shall not be deemed to be a purchase of such assets by the Company.

(b)                                 Upon any consolidation with or merger into any other entity, or any sale other than for cash, or any conveyance or lease of all or substantially all of the assets of the Company in accordance with this Section 6.4, the successor entity formed by such consolidation or into or with which the Company is merged or to which the Company is sold or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor entity had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Company shall be relieved of all obligations and covenants under this Indenture and the Securities, and from time to time such entity may exercise each and every right and power of the Company under this Indenture, in the name of the Company, or in its own name; and any act or proceeding by any provision of this Indenture required or permitted to be done by the Board of Directors or any officer of the Company may be done with like force and effect by the like board or officer of any entity that shall at the time be the successor of the Company hereunder. In the event of any such sale or conveyance, but not any such lease, the

Company (or any successor entity which shall theretofore have become such in the manner described in this Section 6.4) shall be discharged from all obligations and covenants under this Indenture and the Securities and may thereupon be dissolved and liquidated.

6.5                                 Compliance Certificate. Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, the Company shall furnish to the Trustee annually, within 120 days after the end of each fiscal year, a brief certificate from the chief executive officer, president, chief operating officer, principal financial officer, principal accounting officer, any vice president or treasurer as to his or her knowledge of the Company’s compliance with all conditions and covenants under this Indenture (which compliance shall be determined without regard to any period of grace or requirement of notice provided under this Indenture) and, in the event of any Default, specifying each such Default and the nature and status thereof of which such person may have knowledge. Such certificates need not comply with Section 16.1 of this Indenture.

6.6                                 Conditional Waiver by Holders of Securities. Anything in this Indenture to the contrary notwithstanding, the Company may fail or omit in any particular instance to comply with a covenant or condition set forth herein with respect to any series of Securities if the Company shall have obtained and filed with the Trustee, prior to the time of such failure or omission, evidence (as provided in Article VIII) of the consent of the Holders of a majority in aggregate principal amount of the Securities of such series at the time Outstanding, either waiving such compliance in such instance or generally waiving compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, or impair any right consequent thereon and, until such waiver shall have become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

6.7                                 Statement by Officers as to Default. The Company shall deliver to the Trustee as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any Event of Default or an event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default, an Officer’s Certificate setting forth the details of such Event of Default or Default and the action which the Company proposes to take with respect thereto.

ARTICLE 7
REMEDIES OF TRUSTEE AND SECURITYHOLDERS

7.1                                 Events of Default. Except where otherwise indicated by the context or where the term is otherwise defined for a specific purpose, the term “Event of Default” as used in this Indenture with respect to Securities of any series shall mean one of the following described events unless it is either inapplicable to a particular series or it is specifically deleted or modified in the manner contemplated in Section 3.1:

(a)                                  the failure of the Company to pay any installment of interest on any Security of such series when and as the same shall become payable, which failure shall have continued unremedied for a period of 30 days;

(b)                                 the failure of the Company to pay the principal of (and premium, if any, on) any Security of such series, when and as the same shall become payable, whether at Maturity as therein expressed, by call for redemption (otherwise than pursuant to a sinking fund), by declaration as authorized by this Indenture or otherwise;

(c)                                  the failure of the Company to pay a sinking fund installment, if any, when and as the same shall become payable by the terms of a Security of such series, which failure shall have continued unremedied for a period of 30 days;

(d)                                 the failure of the Company, subject to the provisions of Section 6.6, to perform any covenants or agreements contained in this Indenture (including any indenture supplemental hereto pursuant to which the Securities of such series were issued as contemplated by Section 3.1) (other than a covenant or agreement which has been expressly included in this Indenture solely for the benefit of a series of Securities other than that series and other than a covenant or agreement a default in the performance of which is elsewhere in this Section 7.1 specifically addressed), which failure shall not have been remedied, or without provision deemed to be adequate for the remedying thereof having been made, for a period of 90 days after written notice shall have been given to the Company by the Trustee or shall have been given to the Company and the Trustee by Holders of 25% or more in aggregate principal amount of the Securities of such series then Outstanding, specifying such failure, requiring the Company to remedy the same and stating that such notice is a “Notice of Default” hereunder;

(e)                                  the entry by a court having jurisdiction in the premises of a decree or order for relief in respect of the Company in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or of substantially all the property of the Company or ordering the winding-up or liquidation of its affairs and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days;

(f)                                    the commencement by the Company of a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the Company to the entry of an order for relief in an involuntary case under any such law, or the consent by the Company to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian or sequestrator (or similar official) of the Company or of substantially all the property of the Company or the making by it of an assignment for the benefit of creditors or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any action; or

(g)                                 the occurrence of any other Event of Default with respect to Securities of such series as provided in Section 3.1; provided, however, that no event described in clause (d) or (other than with respect to a payment default) (g) above shall constitute an Event of Default hereunder until a Responsible Officer assigned to and working in the Trustee’s corporate trust department has actual knowledge thereof or until a written notice of any such event is received by the Trustee at the Corporate Trust Office, and such notice refers to the facts underlying such event, the Securities generally, the Company and the Indenture.

Notwithstanding the foregoing provisions of this Section 7.1, if the principal or any premium or interest on any Security is payable in a Currency other than the Currency of the United States and such Currency is not available to the Company for making payment thereof due to the imposition of exchange controls or other circumstances beyond the control of the Company, the Company will be entitled to satisfy its obligations to Holders of the Securities by making such payment in the Currency of the United States in an amount equal to the Currency of the United States that is equivalent to the amount payable in such other Currency, as determined by the Company by reference to the noon buying rate in The City of New York for cable transfers for such Currency (“Exchange Rate”), as such Exchange Rate is reported or otherwise made available by the Federal Reserve Bank of New York on the date of such payment, or, if such rate is not then available, on the basis of the most recently available Exchange Rate. Notwithstanding the foregoing provisions of this Section 7.1, any payment made under such circumstances in the Currency of the United States where the required payment is in a Currency other than the Currency of the United States will not constitute an Event of Default under this Indenture.

7.2                                 Acceleration; Rescission and Annulment.

(a)                                  Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, if any one or more of the above-described Events of Default (other than an Event of Default specified in Section 7.1(e) or 7.1(f)) shall happen with respect to Securities of any series at the time Outstanding, then, and in each and every such case, during the continuance of any such Event of Default, the Trustee or the Holders of 25% or more in principal amount of the Securities of such series then Outstanding may declare the principal (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of and all accrued but unpaid interest on all the Securities of such series then Outstanding to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. If an Event of Default specified in Section 7.1(e) or 7.1(f) occurs and is continuing, then in every such case, the principal amount of all of the Securities of that series then Outstanding shall automatically, and without any declaration or any other action on the part of the Trustee or any Holder, become due and payable immediately. Upon payment of such amounts in the Currency in which such Securities are denominated (subject to Section 7.1 and except as otherwise provided pursuant to Section 3.1), all obligations of the Company in respect of the payment of principal of and interest on the Securities of such series shall terminate.

(b)                                 The provisions of Section 7.2(a), however, are subject to the condition that, at any time after the principal of all the Securities of such series, to which any one or more of the above-described Events of Default is applicable, shall have been so declared to be due and payable, and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Event of Default giving rise to such declaration of acceleration shall, without further act, be deemed to have been waived, and such declaration and its consequences shall, without further act, be deemed to have been rescinded and annulled, if:

(i)                                     the Company has paid or deposited with the Trustee or Paying Agent a sum in the Currency in which such Securities are denominated (subject to Section 7.1 and except as otherwise provided pursuant to Section 3.1) sufficient to pay

(1)                                  all amounts owing the Trustee and any predecessor trustee hereunder under Section 11.1(a) (provided, however, that all sums payable under this clause (A) shall be paid in U.S. Dollars);

(2)                                  all arrears of interest, if any, upon all the Securities of such series (with interest, to the extent that interest thereon shall be legally enforceable, on any overdue installment of interest at the rate borne by such Securities at the rate or rates prescribed therefor in such Securities); and

(3)                                  the principal of and premium, if any, on any Securities of such series that have become due otherwise than by such declaration of acceleration and interest thereon;

(ii)                                  every other Default and Event of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 7.6.

(c)                                  No such rescission shall affect any subsequent default or impair any right consequent thereon.

(d)                                 For all purposes under this Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Original Issue Discount Securities.

7.3                                 Other Remedies. If the Company shall fail for a period of 30 days to pay any installment of interest on the Securities of any series or shall fail to pay the principal of and premium, if any, on any of the Securities of such series when and as the same shall become due and payable, whether at Maturity, or by call for redemption (other than pursuant to the sinking fund), by declaration as authorized by this Indenture, or otherwise, or shall fail for a period of 30 days to make any required sinking fund payment as to a series of Securities, then, upon demand of the Trustee, the Company will pay to the Paying Agent for the benefit of the Holders of Securities of such series then Outstanding the whole amount which then shall have become due and payable on all the Securities of such series, with interest on the overdue principal and premium, if any, and (so far as the same may be legally enforceable) on the overdue installments of interest at the rate borne by the Securities of such series, and all amounts owing the Trustee and any predecessor trustee hereunder under Section 11.1(a).

In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceeding at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor upon the Securities of such series, and collect the moneys adjudged or decreed to be payable out of the property of the Company or any other obligor upon the Securities of such series, wherever situated, in the manner provided by law. Every recovery of judgment in any such action or other proceeding, subject to the payment to the Trustee of all amounts owing the Trustee and any predecessor trustee hereunder under Section 11.1(a), shall be for the ratable benefit of the Holders of such series of Securities which shall be the subject of such action or proceeding. All rights of action upon or under any of the Securities or this Indenture may be enforced by the Trustee without the possession of any of the Securities and without the production of any thereof at any trial or any proceeding relative thereto.

7.4                                 Trustee as Attorney-in-Fact. The Trustee is hereby appointed, and each and every Holder of the Securities, by receiving and holding the same, shall be conclusively deemed to have appointed the Trustee, the true and lawful attorney-in-fact of such Holder, with authority to make or file (whether or not the Company shall be in Default in respect of the payment of the principal of, or interest on, any of the Securities), in its own name and as trustee of an express trust or otherwise as it shall deem advisable, in any receivership, insolvency, liquidation, bankruptcy, reorganization or other judicial proceeding relative to the Company or any other obligor upon the Securities or to their respective creditors or property, any and all claims, proofs of claim, proofs of debt, petitions, consents, other papers and documents and amendments of any thereof, as may be necessary or advisable in order to have the claims of the Trustee and any predecessor trustee hereunder and of the Holders of the Securities allowed in any such proceeding and to collect and receive any moneys or other property payable or deliverable on any such claim, and to execute and deliver any and all other papers and documents and to do and perform any and all other acts and things, as it may deem necessary or advisable in order to enforce in any such proceeding any of the claims of the Trustee and any predecessor trustee hereunder and of any of such Holders in respect of any of the Securities; and any receiver, assignee, trustee, custodian or debtor in any such proceeding is hereby authorized, and each and every taker or Holder of the Securities, by receiving and holding the same, shall be conclusively deemed to have authorized any such receiver, assignee, trustee, custodian or debtor, to make any such payment or delivery only to or on the order of the Trustee, and to pay to the Trustee any amount due it and any predecessor trustee hereunder under Section 11.1(a); provided, however, that nothing herein contained shall be deemed to authorize or empower the Trustee to consent to or accept or adopt, on behalf of any Holder of Securities, any plan of reorganization or readjustment affecting the Securities or the rights of any Holder thereof, or to authorize or empower the Trustee to vote in respect of the claim of any Holder of any Securities in any such proceeding.

7.5                                 Priorities. Any moneys or properties collected by the Trustee with respect to a series of Securities under this Article VII shall be applied in the order following, at the date or dates fixed by the Trustee for the distribution of such moneys or properties and, in the case of the distribution of such moneys or properties on account of the Securities of any series, upon presentation of the Securities of such series, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

First: To the payment of all amounts due to the Trustee and any predecessor trustee hereunder under Section 11.1(a).

Second: In case the principal of the Outstanding Securities of such series shall not have become due and be unpaid, to the payment of interest on the Securities of such series, in the chronological order of the Maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the rate borne by such Securities, such payments to be made ratably to the Persons entitled thereto.

Third: In case the principal of the Outstanding Securities of such series shall have become due, by declaration or otherwise, to the payment of the whole amount then owing and unpaid upon the Securities of such series for principal and premium, if any, and interest, with interest on the overdue principal and premium, if any, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the rate borne by the Securities of such series, and in case such moneys shall be insufficient to pay in full the whole amounts so due and unpaid upon the Securities of such series, then to the payment of such principal and premium, if any, and interest without preference or priority of principal and premium, if any, over interest, or of interest over principal and premium, if any, or of any installment of interest over any other installment of interest, or of any Security of such series over any other Security of such series, ratably to the aggregate of such principal and premium, if any, and accrued and unpaid interest.

Any surplus then remaining shall be paid to the Company or as directed by a court of competent jurisdiction.

7.6                                 Control by Securityholders; Waiver of Past Defaults. The Holders of a majority in principal amount of the Securities of any series at the time Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee hereunder, or of exercising any trust or power hereby conferred upon the Trustee with respect to the Securities of such series, provided, however, that, subject to the provisions of Sections 11.1 and 11.2, the Trustee shall have the right to decline to follow any such direction if the Trustee being advised by counsel determines that the action so directed may not lawfully be taken or would be unduly prejudicial to Holders not joining in such direction or would involve the Trustee in personal liability. Prior to any declaration accelerating the Maturity of the Securities of any series, the Holders of a majority in aggregate principal amount of such series of Securities at the time Outstanding may on behalf of the Holders of all of the Securities of such series waive any past Default or Event of Default hereunder and its consequences except a Default in the payment of interest or any premium on or the principal of the Securities of such series. Upon any such waiver the Company, the Trustee and the Holders of the Securities of such series shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section 7.6, said Default or Event of Default shall for all purposes of the Securities of such series and this Indenture be deemed to have been cured and to be not continuing.

7.7                                 Limitation on Suits. No Holder of any Security of any series shall have any right to institute any action, suit or proceeding at law or in equity for the execution of any trust hereunder or for the appointment of a receiver or for any other remedy hereunder, in each case with respect to an Event of Default with respect to such series of Securities, unless such Holder previously shall have given to the Trustee written notice of one or more of the Events of Default herein specified with respect to such series of Securities, and unless also the Holders of 25% in principal amount of the Securities of such series then Outstanding shall have requested the Trustee in writing to take action in respect of the matter complained of, and unless also there shall have been offered to the Trustee security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for 60 days after receipt of such notification, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; and such notification, request and offer of indemnity are hereby declared in every such case to be conditions precedent to any such action, suit or proceeding by any Holder of any Security of such series; it being understood and intended that no one or more of the Holders of Securities of such series shall have any right in any manner whatsoever by his, her, its or their action to enforce any right hereunder, except in the manner herein provided, and that every action, suit or proceeding at law or in equity shall be instituted, had and maintained in the manner herein provided and for the equal benefit of all Holders of the Outstanding Securities of such series; provided, however, that nothing in this Indenture or in the Securities of such series shall affect or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium, if any, and interest on the Securities of such series to the respective Holders of such Securities at the respective due dates in such Securities stated, or affect or impair the right, which is also absolute and unconditional, of such Holders to institute suit to enforce the payment thereof.

7.8                                 Undertaking for Costs. All parties to this Indenture and each Holder of any Security, by such Holder’s acceptance thereof, shall be deemed to have agreed that any court may in its discretion require, in any action, suit or proceeding for the enforcement of any right or remedy under this Indenture, or in any action, suit or proceeding against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such action, suit or proceeding of an undertaking to pay the costs of such action, suit or proceeding, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in such action, suit or proceeding, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this Section 7.8 shall not apply to any action, suit or proceeding instituted by the Trustee, to any action, suit or proceeding instituted by any one or more Holders of Securities holding in the aggregate more than 10% in principal amount of the Securities of any series Outstanding, or to any action, suit or proceeding instituted by any Holder of Securities of any series for the enforcement of the payment of the principal of or premium, if any, or the interest on, any of the Securities of such series, on or after the respective due dates expressed in such Securities.

7.9                                 Remedies Cumulative. No remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities of any series is intended to be exclusive of any other remedy or remedies, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute. No delay or omission of the Trustee or of any Holder of the Securities of any series to exercise any right or power accruing upon any Default or Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Default or Event of Default or an acquiescence therein; and every power and remedy given by this Article VII to the Trustee and to the Holders of Securities of any series, respectively, may be exercised from time to time and as often as may be deemed expedient by the Trustee or by the Holders of Securities of such series, as the case may be. In case the Trustee or any Holder of Securities of any series shall have proceeded to enforce any right under this Indenture and the proceedings for the enforcement thereof shall have been discontinued or abandoned because of waiver or for any other reason or shall have been adjudicated adversely to the Trustee or to such Holder of Securities, then and in every such case the Company, the Trustee and the Holders of the Securities of such series shall severally and respectively be restored to their former positions and rights hereunder, and thereafter all rights, remedies and powers of the Trustee and the Holders of the Securities of such series shall continue as though no such proceedings had been taken, except as to any matters so waived or adjudicated.

ARTICLE 8
CONCERNING THE SECURITYHOLDERS

8.1                                 Evidence of Action of Securityholders. Whenever in this Indenture it is provided that the Holders of a specified percentage or a majority in aggregate principal amount of the Securities or of any series of Securities may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action the Holders of such specified percentage or majority have joined therein may be evidenced by (a) any instrument or any number of instruments of similar tenor executed by Securityholders in person, by an agent or by a proxy appointed in writing, including through an electronic system for tabulating consents operated by the Depositary for such series or otherwise (such action becoming effective, except as herein otherwise expressly provided, when such instruments or evidence of electronic consents are delivered to the Trustee and, where it is hereby expressly required, to the Company), or (b) by the record of the Holders of Securities voting in favor thereof at any meeting of Securityholders duly called and held in accordance with the provisions of Article IX, or (c) by a combination of such instrument or instruments and any such record of such a meeting of Securityholders.

8.2                                 Proof of Execution or Holding of Securities. Proof of the execution of any instrument by a Securityholder or his, her or its agent or proxy and proof of the holding by any Person of any of the Securities shall be sufficient if made in the following manner:

(a)                                  The fact and date of the execution by any Person of any such instrument may be proved (i) by the certificate of any notary public or other officer in any jurisdiction who, by the laws thereof, has power to take acknowledgments or proof of deeds to be recorded within such jurisdiction, that the Person who signed such instrument did acknowledge before such notary public or other officer the execution thereof, or (ii) by the affidavit of a witness of such execution sworn to before any such notary or other officer. Where such execution is by a Person acting in other than his or her individual capacity, such certificate or affidavit shall also constitute sufficient proof of his or her authority.

(b)                                 The ownership of Securities of any series shall be proved by the Register of such Securities or by a certificate of the Registrar for such series.

(c)                                  The record of any Holders’ meeting shall be proved in the manner provided in Section 9.6.

(d)                                 The Trustee may require such additional proof of any matter referred to in this Section 8.2 as it shall deem appropriate or necessary, so long as the request is a reasonable one.

(e)                                  If the Company shall solicit from the Holders of Securities of any series any action, the Company may, at its option fix in advance a record date for the determination of Holders of Securities entitled to take such action, but the Company shall have no obligation to do so. Any such record date shall be fixed at the Company’s discretion. If such a record date is fixed, such action may be sought or given before or after the record date, but only the Holders of Securities of record at the close of business on such record date shall be deemed to be Holders of Securities for the purpose of determining whether Holders of the requisite proportion of Outstanding Securities of such series have authorized or agreed or consented to such action, and for that purpose the Outstanding Securities of such series shall be computed as of such record date.

8.3                                 Persons Deemed Owners.

(a)                                  The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment of principal of and premium, if any, and (subject to Section 3.8) interest, if any, on, such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. All payments made to any Holder, or upon his, her or its order, shall be valid, and, to the extent of the sum or sums paid, effectual to satisfy and discharge the liability for moneys payable upon such Security.

(b)                                 None of the Company, the Trustee, any Paying Agent or the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

8.4                                 Effect of Consents. After an amendment, supplement, waiver or other action becomes effective as to any series of Securities, a consent to it by a Holder of such series of Securities is a continuing consent conclusive and binding upon such Holder and every subsequent Holder of the same Securities or portion thereof, and of any Security issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the consent is not made on any such Security. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

ARTICLE 9
SECURITYHOLDERS’ MEETINGS

9.1                                 Purposes of Meetings. A meeting of Securityholders of any or all series may be called at any time and from time to time pursuant to the provisions of this Article IX for any of the following purposes:

(a)                                  to give any notice to the Company or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any Default or Event of Default hereunder and its consequences, or to take any other action authorized to be taken by Securityholders pursuant to any of the provisions of Article VIII;

(b)                                 to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article XI;

(c)                                  to consent to the execution of an Indenture or of indentures supplemental hereto pursuant to the provisions of Section 14.2; or

(d)                                 to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Securities of any one or more or all series, as the case may be, under any other provision of this Indenture or under applicable law.

9.2                                 Call of Meetings by Trustee. The Trustee may at any time call a meeting of all Securityholders of all series that may be affected by the action proposed to be taken, to take any action specified in Section 9.1, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Securityholders of a series, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to Holders of Securities of such series at their addresses as they shall appear on the Register of the Company. Such notice shall be mailed not less than 20 nor more than 90 days prior to the date fixed for the meeting.

9.3                                 Call of Meetings by Company or Securityholders. In case at any time the Company or the Holders of at least 10% in aggregate principal amount of the Securities of a series (or of all series, as the case may be) then Outstanding that may be affected by the action proposed to be taken, shall have requested the Trustee to call a meeting of Securityholders of such series (or of all series), by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Securityholders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 9.1, by mailing notice thereof as provided in Section 9.2.

9.4                                 Qualifications for Voting. To be entitled to vote at any meeting of Securityholders, a Person shall (a) be a Holder of one or more Securities affected by the action proposed to be taken at the meeting or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more such Securities. The only Persons who shall be entitled to be present or to speak at any meeting of Securityholders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

9.5                                 Regulation of Meetings.

(a)                                  Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Securityholders, in regard to proof of the holding of Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem fit.

(b)                                 The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Securityholders as provided in Section 9.3, in which case the Company or the Securityholders calling the meeting, as the case may be, shall in like manner appoint a temporary chair. A permanent chairman and a permanent secretary of the meeting shall be elected by majority vote of the meeting.

(c)                                  At any meeting of Securityholders of a series, each Securityholder of such series or such Securityholder’s proxy shall be entitled to one vote for each $1,000 principal amount of Securities of such series Outstanding held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Securities of such series held by him or her or instruments in writing as aforesaid duly designating him or her as the Person to vote on behalf of other Securityholders. At any meeting of the Securityholders duly called pursuant to the provisions of Section 9.2 or 9.3 the presence of Persons holding or representing Securities in an aggregate principal amount sufficient to take action upon the business for the transaction of which such meeting was called shall be necessary to constitute a quorum, and any such meeting may be adjourned from time to time by a majority of those present, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

9.6                                 Voting. The vote upon any resolution submitted to any meeting of Securityholders of a series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts of the Securities of such series held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Securityholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 9.2. The record shall show the principal amounts of the Securities voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

9.7                                 No Delay of Rights by Meeting. Nothing contained in this Article IX shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Securityholders of any series or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Securityholders of such series under any of the provisions of this Indenture or of the Securities of such series.

ARTICLE 10
REPORTS BY THE COMPANY AND THE TRUSTEE AND
SECURITYHOLDERS’ LISTS

10.1                           Reports by Trustee.

(a)                                  So long as any Securities are outstanding, the Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided therein. If required by Section 313(a) of the Trust Indenture Act, the Trustee shall, within 60 days after each following the date of this Indenture deliver to Holders a brief report which complies with the provisions of such Section 313(a).

(b)                                 The Trustee shall, at the time of the transmission to the Holders of Securities of any report pursuant to the provisions of this Section 10.1, file a copy of such report with each stock exchange upon which the Securities are listed, if any, and also with the SEC in respect of a Security listed and registered on a national securities exchange, if any. The Company agrees to notify the Trustee when, as and if the Securities become listed on any stock exchange.

The Company will reimburse the Trustee for all expenses incurred in the preparation and transmission of any report pursuant to the provisions of this Section 10.1 and of Section 10.2.

10.2                           Reports by the Company. The Company shall file with the Trustee and the SEC, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided in the Trust Indenture Act; provided that, unless available on EDGAR, any such information, documents or reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 30 days after the same is filed with the SEC; and provided further, that the filing of the reports specified in Section 13 or 15(d) of the Exchange Act by an entity that is the direct or indirect parent of the Company will satisfy the requirements of this Section 10.2 so long as such entity is an obligor or guarantor on the Securities; and provided further that the reports of such entity will not be required to include condensed consolidating financial information for the Company in a footnote to the financial statements of such entity.

10.3                           Securityholders’ Lists. The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee:

(a)                                  semi-annually, within 15 days after each Record Date, but in any event not less frequently than semi-annually, a list in such form as the Trustee may reasonably require of the names and addresses of the Holders of Securities to which such Record Date applies, as of such Record Date, and

(b)                                 at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished; provided, however, that so long as the Trustee shall be the Registrar, such lists shall not be required to be furnished.

ARTICLE 11
CONCERNING THE TRUSTEE

11.1                           Rights of Trustees; Compensation and Indemnity. The Trustee accepts the trusts created by this Indenture upon the terms and conditions hereof, including the following, to all of which the parties hereto and the Holders from time to time of the Securities agree:

(a)                                  The Trustee shall be entitled to such compensation as the Company and the Trustee shall from time to time agree in writing for all services rendered by it hereunder (including in any agent capacity in which it acts). The compensation of the Trustee shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon its request for all reasonable out-of-pocket expenses, disbursements and advances incurred or made by the Trustee (including the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence, bad faith or willful misconduct.

The Company also agrees to indemnify each of the Trustee and any predecessor Trustee hereunder for, and to hold it harmless against, any and all loss, liability, damage, claim, or expense incurred without its own negligence, bad faith or willful misconduct, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder and the performance of its duties (including in any agent capacity in which it acts), as well as the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, except those attributable to its negligence, willful misconduct or bad faith. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Trustee may have one separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

As security for the performance of the obligations of the Company under this Section 11.1(a), the Trustee shall have a lien upon all property and funds held or collected by the Trustee as such, except funds held in trust by the Trustee to pay principal of and interest on any Securities. Notwithstanding any provisions of this Indenture to the contrary, the obligations of the Company to compensate and indemnify the Trustee under this Section 11.1(a) shall survive the resignation or removal of the Trustee and any satisfaction and discharge under Article XII. When the Trustee incurs expenses or renders services after an Event of Default specified in clause (e) or (f) of Section 7.1 occurs, the expenses and compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or similar laws.

(b)                                 The Trustee may execute any of the trusts or powers hereof and perform any duty hereunder either directly or by its agents and attorneys and shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

(c)                                  The Trustee shall not be responsible in any manner whatsoever for the correctness of the recitals contained herein or in the Securities (except its certificates of authentication thereon), all of which are made solely by the Company; and the Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or execution or sufficiency of this Indenture or of the Securities (except its certificates of authentication thereon), and the Trustee makes no representation with respect thereto, except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Securities and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein. The Trustee shall not be accountable for the use or application by the Company of any Securities, or the proceeds of any Securities, authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

(d)                                 The Trustee may consult with counsel of its selection, and, to the extent permitted by Section 11.2, any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered by the Trustee hereunder in good faith and in accordance with such Opinion of Counsel.

(e)                                  The Trustee, to the extent permitted by Section 11.2, may rely upon the certificate of the Secretary or one of the Assistant Secretaries of the Company as to the adoption of any Board Resolution or resolution of the stockholders of the Company, and any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by, and whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee may rely upon, an Officer’s Certificate of the Company (unless other evidence in respect thereof be herein specifically prescribed).

(f)                                    Subject to Section 11.4, the Trustee or any agent of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 310(b) and 311 of the Trust Indenture Act, may otherwise deal with the Company with the same rights it would have had if it were not the Trustee or such agent.

(g)                                 Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

(h)                                 Any action taken by the Trustee pursuant to any provision hereof at the request or with the consent of any Person who at the time is the Holder of any Security shall be conclusive and binding in respect of such Security upon all future Holders thereof or of any Security or Securities which may be issued for or in lieu thereof in whole or in part, whether or not such Security shall have noted thereon the fact that such request or consent had been made or given.

(i)                                     Subject to the provisions of Section 11.2, the Trustee may conclusively rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(j)                                     Subject to the provisions of Section 11.2, the Trustee shall not be under any obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders of the Securities, pursuant to any provision of this Indenture, unless one or more of the Holders of the Securities shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred by it therein or thereby.

(k)                                  Subject to the provisions of Section 11.2, the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within its discretion or within the rights or powers conferred upon it by this Indenture.

(l)                                     Subject to the provisions of Section 11.2, the Trustee shall not be deemed to have knowledge or notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless the Holders of not less than 25% of the Outstanding Securities notify the Trustee thereof.

(m)                               Subject to the provisions of the first paragraph of Section 11.2, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of Indebtedness or other paper or document, but the Trustee, may, but shall not be required to, make further inquiry or investigation into such facts or matters as it may see fit.

(n)                                 The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder.

11.2                           Duties of Trustee.

(a)                                  If one or more of the Events of Default specified in Section 7.1 with respect to the Securities of any series shall have happened, then, during the continuance thereof, the Trustee shall, with respect to such Securities, exercise such of the rights and powers vested in it by this Indenture, and shall use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b)                                 None of the provisions of this Indenture shall be construed as relieving the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that, anything in this Indenture contained to the contrary notwithstanding,

(i)                                     unless and until an Event of Default specified in Section 7.1 with respect to the Securities of any series shall have happened which at the time is continuing,

(1)                                  the Trustee undertakes to perform such duties and only such duties with respect to the Securities of that series as are specifically set out in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee, whose duties and obligations shall be determined solely by the express provisions of this Indenture; and

(2)                                  the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, in the absence of bad faith on the part of the Trustee, upon certificates and opinions furnished to it pursuant to the express provisions of this Indenture; but in the case of any such certificates or opinions which, by the provisions of this Indenture, are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts, statements, opinions or conclusions stated therein);

(ii)                                  the Trustee shall not be liable to any Holder of Securities or to any other Person for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)                               the Trustee shall not be liable to any Holder of Securities or to any other Person with respect to any action taken or omitted to be taken by it in good faith, in accordance with the direction of Securityholders given as provided in Section 7.6, relating to the time, method and place of conducting any proceeding for any remedy available to it or exercising any trust or power conferred upon it by this Indenture.

(c)                                  None of the provisions of this Indenture shall require the Trustee to expend or risk its own funds or otherwise to incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d)                                 Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 11.2.

11.3                           Notice of Defaults. Within 90 days after the occurrence thereof, and if known to the Trustee, the Trustee shall give to the Holders of the Securities of a series notice of each Default or Event of Default with respect to the Securities of such series known to the

Trustee, by transmitting such notice to Holders at their addresses as the same shall then appear on the Register of the Company, unless such Default shall have been cured or waived before the giving of such notice (the term “Default” being hereby defined to be the events specified in Section 7.1, which are, or after notice or lapse of time or both would become, Events of Default as defined in said Section). Except in the case of a Default or Event of Default in payment of the principal of, premium, if any, or interest on any of the Securities of such series when and as the same shall become payable, or to make any sinking fund payment as to Securities of the same series, the Trustee shall be protected in withholding such notice, if and so long as a Responsible Officer or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of the Securities of such series.

11.4                           Eligibility; Disqualification.

(a)                                  The Trustee shall at all times satisfy the requirements of TIA Section 310(a). The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition, and shall have a Corporate Trust Office. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 11.4, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

(b)                                 The Trustee shall comply with TIA Section 310(b); provided, however, that there shall be excluded from the operation of TIA Section 310(b)(i) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(i) are met. If the Trustee has or shall acquire a conflicting interest within the meaning of Section 310(b) of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. If Section 310(b) of the Trust Indenture Act is amended any time after the date of this Indenture to change the circumstances under which a Trustee shall be deemed to have a conflicting interest with respect to the Securities of any series or to change any of the definitions in connection therewith, this Section 11.4 shall be automatically amended to incorporate such changes.

11.5                           Registration and Notice; Removal. The Trustee, or any successor to it hereafter appointed, may at any time resign and be discharged of the trusts hereby created with respect to any one or more or all series of Securities by giving to the Company notice in writing. Such resignation shall take effect upon the appointment of a successor Trustee and the acceptance of such appointment by such successor Trustee. Any Trustee hereunder may be removed with respect to any series of Securities at any time by the filing with such Trustee and the delivery to the Company of an instrument or instruments in writing signed by the Holders of a majority in principal amount of the Securities of such series then Outstanding, specifying such removal and the date when it shall become effective.

If at any time:

(a)                                  the Trustee shall fail to comply with the provisions of TIA Section 310(b) after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(b)                                 the Trustee shall cease to be eligible under Section 11.4 and shall fail to resign after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(c)                                  the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Company by written notice to the Trustee may remove the Trustee and appoint a successor Trustee with respect to all Securities, or (ii) subject to TIA Section 315(e), any Securityholder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities and the appointment of a successor Trustee or Trustees.

Upon its resignation or removal, any Trustee shall be entitled to the payment of reasonable compensation for the services rendered hereunder by such Trustee and to the payment of all reasonable expenses incurred hereunder and all moneys then due to it hereunder. The Trustee’s rights to indemnification provided in Section 11.1(a) shall survive its resignation or removal.

11.6                           Successor Trustee by Appointment.

(a)                                  In case at any time the Trustee shall resign, or shall be removed (unless the Trustee shall be removed as provided in Section 11.4(b), in which event the vacancy shall be filled as provided in said subdivision), or shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or if a receiver of the Trustee or of its property shall be appointed, or if any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation with respect to the Securities of one or more series, a successor Trustee with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any series) may be appointed by the Holders of a majority in principal amount of the Securities of that or those series then Outstanding, by an instrument or instruments in writing signed in duplicate by such Holders and filed, one original thereof with the Company and the other with the successor Trustee; but, until a successor Trustee shall have been so appointed by the Holders of Securities of that or those series as herein authorized, the Company, or, in case all or substantially all the assets of the Company shall be in the possession of one or more custodians or receivers lawfully appointed, or of trustees in bankruptcy or reorganization proceedings (including a trustee or trustees appointed under the provisions of the federal bankruptcy laws, as now or hereafter constituted), or of assignees for the benefit of creditors, such receivers, custodians, trustees or assignees, as the case may be, by an instrument in writing, shall appoint a successor Trustee with respect to the Securities of such series. Subject to the provisions of Sections 11.4 and 11.5, upon the appointment as aforesaid of a successor Trustee with respect to the Securities of any series, the Trustee with respect to the Securities of such series shall cease to be Trustee hereunder. After any such appointment other than by the Holders of Securities of that or those series, the Person making such appointment shall forthwith cause notice thereof to be mailed to the Holders of Securities of such series at their addresses as the same shall then appear on the Register of the Company but any successor Trustee with respect to the Securities of such series so appointed shall, immediately and without further act, be superseded by a successor Trustee appointed by the Holders of Securities of such series in the manner above prescribed, if such appointment be made prior to the expiration of one year from the date of the mailing of such notice by the Company, or by such receivers, trustees or assignees.

(b)                                 If any Trustee with respect to the Securities of one or more series shall resign or be removed and a successor Trustee shall not have been appointed by the Company or by the Holders of the Securities of such series or, if any successor Trustee so appointed shall not have accepted its appointment within 30 days after such appointment shall have been made, the resigning Trustee at the expense of the Company may apply to any court of competent jurisdiction for the appointment of a successor Trustee. If in any other case a successor Trustee shall not be appointed pursuant to the foregoing provisions of this Section 11.6 within three months after such appointment might have been made hereunder, the Holder of any Security of the applicable series or any retiring Trustee at the expense of the Company may apply to any court of competent jurisdiction to appoint a successor Trustee. Such court may thereupon, in any such case, after such notice, if any, as such court may deem proper and prescribe, appoint a successor Trustee.

(c)                                  Any successor Trustee appointed hereunder with respect to the Securities of one or more series shall execute, acknowledge and deliver to its predecessor Trustee and to the Company, or to the receivers, trustees, assignees or court appointing it, as the case may be, an instrument accepting such appointment hereunder, and thereupon such successor Trustee, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations with respect to such series of such predecessor Trustee with like effect as if originally named as Trustee hereunder, and such predecessor Trustee, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to pay over, and such successor Trustee shall be entitled to receive, all moneys and properties held by such predecessor Trustee as Trustee hereunder, subject nevertheless to its lien provided for in Section 11.1(a). Nevertheless, on the written request of the Company or of the successor Trustee or of the Holders of at least 10% in principal amount of the Securities of such series then Outstanding, such predecessor Trustee, upon payment of its said charges and disbursements, shall execute and deliver an instrument transferring to such successor Trustee upon the trusts herein expressed all the rights, powers and trusts of such predecessor Trustee and shall assign, transfer and deliver to the successor Trustee all moneys and properties held by such predecessor Trustee, subject nevertheless to its lien provided for in Section 11.1(a); and, upon request of any such successor Trustee and the Company shall make, execute, acknowledge and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Trustee all such authority, rights, powers, trusts, immunities, duties and obligations.

11.7                           Successor Trustee by Merger. Any Person into which the Trustee or any successor to it in the trusts created by this Indenture shall be merged or converted, or any Person with which it or any successor to it shall be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee or any such successor to it shall be a party, or any Person to which the Trustee or any successor to it shall sell or otherwise transfer all or substantially all of the corporate trust business of the Trustee, shall be the successor Trustee under this Indenture without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such Person shall be otherwise qualified and eligible under this Article. In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture with respect to one or more series of Securities, any of such Securities shall have been authenticated but not delivered by the Trustee then in office, any successor to such Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

11.8                           Right to Rely on Officer’s Certificate. Subject to Section 11.2, and subject to the provisions of Section 16.1 with respect to the certificates required thereby, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence, bad faith or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officer’s Certificate with respect thereto delivered to the Trustee, and such Officer’s Certificate, in the absence of negligence, bad faith or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof.

11.9                           Appointment of Authenticating Agent. The Trustee may appoint an agent (the “Authenticating Agent”) reasonably acceptable to the Company to authenticate the Securities, and the Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by the Authenticating Agent. Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder.

Each Authenticating Agent shall at all times be a corporation organized and doing business and in good standing under the laws of the United States, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Article XI, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Article XI, it shall resign immediately in the manner and with the effect specified in this Article XI.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Article XI, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 11.9, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 11.9.

The Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 11.9, and the Trustee shall be entitled to be reimbursed for such payments, subject to the provisions of Section 11.1.

11.10                     Communications by Securityholders with Other Securityholders. Holders of Securities may communicate pursuant to Section 312(b) of the Trust Indenture Act with other Holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the Trust Indenture Act with respect to such communications.

ARTICLE 12
SATISFACTION AND DISCHARGE; DEFEASANCE

12.1                           Applicability of Article. If, pursuant to Section 3.1, provision is made for the defeasance of Securities of a series and if the Securities of such series are denominated and payable only in U.S. Dollars (except as provided pursuant to Section 3.1), then the provisions of this Article shall be applicable except as otherwise specified pursuant to Section 3.1 for Securities of such series. Defeasance provisions, if any, for Securities denominated in a Foreign Currency may be specified pursuant to Section 3.1.

12.2                           Satisfaction and Discharge of Indenture. This Indenture, with respect to the Securities of any series (if all series issued under this Indenture are not to be affected), shall, upon Company Order, cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of such Securities herein expressly provided for and rights to receive payments of principal of and premium, if any, and interest on such Securities) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when,

(a)                                  either:

(i)                                     all Securities of such series theretofore authenticated and delivered (other than (A) Securities that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 3.7 and (B) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 6.3) have been delivered to the Trustee for cancellation; or

(ii)                                  all Securities of such series not theretofore delivered to the Trustee for cancellation,

(1)                                  have become due and payable, or

(2)                                  will become due and payable at their Stated Maturity within one year, or

(3)                                  are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice by the Trustee in the name, and at the expense, of the Company, and the Company, and in the case of (A), (B) or (C) above, has deposited or caused to be deposited with the Trustee or Paying Agent as trust funds in trust for the purpose an amount in the Currency in which such Securities are denominated (except as otherwise provided pursuant to Section 3.1) sufficient to pay and discharge the entire Indebtedness on such Securities for principal and premium, if any, and interest to the date of such deposit (in the case of Securities that have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, is filed with respect to the Company within 91 days after the deposit and the Trustee is required to return the moneys then on deposit with the Trustee to the Company, the obligations of the Company under this Indenture with respect to such Securities shall not be deemed terminated or discharged;

(b)                                 the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)                                  the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to such series have been complied with. Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 11.1 and, if money shall have been deposited with the

Trustee pursuant to subclause (B) of clause (a)(i) of this Section, the obligations of the Trustee under Section 12.6 and the last paragraph of Section 6.3(e) shall survive.

12.3                           Defeasance upon Deposit of Moneys or U.S. Government Obligations. At the Company’s option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Securities of any series on the first day after the applicable conditions set forth below have been satisfied or (b) the Company shall cease to be under any obligation to comply with any term, provision or condition set forth in Section 6.4 with respect to Securities of any series (and, if so specified pursuant to Section 3.1, any other restrictive covenant added for the benefit of such series pursuant to Section 3.1) at any time after the applicable conditions set forth below have been satisfied:

(a)                                  The Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities of such series (i) money in an amount, or (ii) U.S. Government Obligations (as defined below) that through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the Outstanding Securities of such series on the dates such installments of interest or principal and premium are due;

(b)                                 No Default with respect to the Securities of such series shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds and the grant of any related liens to be applied to such deposit); and

(c)                                  The Company shall have delivered to the Trustee an Opinion of Counsel to the effect that Holders of the Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Company’s exercise of its option under this Section and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such action had not been exercised and, in the case of the Securities of such series being Discharged accompanied by a ruling to that effect received from or published by the Internal Revenue Service.

“Discharged” means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by, and obligations under, the Securities of such series and to have satisfied all the obligations under this Indenture relating to the Securities of such series (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except (A) the rights of Holders of Securities of such series to receive, from the trust fund described in clause (a) above, payment of the principal of and premium, if any, and interest on such Securities when such payments are due, (B) the Company’s obligations with respect to Securities of such series under Sections 3.4, 3.6, 3.7, 6.2 and 12.6 and (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder.

“U.S. Government Obligations” means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged or (ii) obligations of a

Person controlled or supervised by and acting as an agency or instrumentality of the United States the timely of payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, that, in either case under clauses (i) or (ii) are not callable or redeemable at the action of the issuer thereof, and shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depositary receipt.

12.4                           Repayment to Company. The Trustee and any Paying Agent shall promptly pay to the Company (or to its designee) upon Company Order any excess moneys or U.S. Government Obligations held by them at any time. The provisions of the last paragraph of Section 6.3 shall apply to any money held by the Trustee or any Paying Agent under this Article that remains unclaimed for two years after the Maturity of any series of Securities for which money or U.S. Government Obligations have been deposited pursuant to Section 12.3.

12.5                           Indemnity for U.S. Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the deposited U.S. Government Obligations or the principal or interest received on such U.S. Government Obligations.

12.6                           Application of Trust Money.

(a)                                  Subject to any applicable abandoned property law, neither the Trustee nor any other paying agent shall be required to pay interest on any moneys deposited pursuant to the provisions of this Indenture, except such as it shall agree with the Company in writing to pay thereon. Any moneys so deposited for the payment of the principal of, or premium, if any, or interest on the Securities of any series and remaining unclaimed for two years after the date of the maturity of the Securities of such series or the date fixed for the redemption of all the Securities of such series at the time outstanding, as the case may be, shall be repaid by the Trustee or such other paying agent to the Company upon its written request and thereafter, anything in this Indenture to the contrary notwithstanding, any rights of the Holders of Securities of such series in respect of which such moneys shall have been deposited shall be enforceable only against the Company, and all liability of the Trustee or such other paying agent with respect to such moneys shall thereafter cease.

(b)                                 Subject to the provisions of the foregoing paragraph, any moneys which at any time shall be deposited by the Company or on its behalf with the Trustee or any other paying agent for the purpose of paying the principal of, premium, if any, and interest on any of the Securities shall be and are hereby assigned, transferred and set over to the Trustee or such other paying agent in trust for the respective Holders of the Securities for the purpose for which such moneys shall have been deposited; but such moneys need not be segregated from other funds except to the extent required by law.

12.7         Deposits of Non-U.S. Currencies. Notwithstanding the foregoing provisions of this Article, if the Securities of any series are payable in a Currency other than U.S. Dollars, the Currency or the nature of the government obligations to be deposited with the Trustee or paying agent under the foregoing provisions of this Article shall be as set forth in the Officer’s Certificate or established in the supplemental indenture under which the Securities of such series are issued.

ARTICLE 13
IMMUNITY OF CERTAIN PERSONS

13.1         No Personal Liability. No recourse shall be had for the payment of the principal of, or the premium, if any, or interest on, any Security or for any claim based thereon or otherwise in respect thereof or of the Indebtedness represented thereby, or upon any obligation, covenant or agreement of this Indenture, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitutional provision, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly agreed and understood that this Indenture and the Securities are solely corporate obligations, and that no personal liability whatsoever shall attach to, or be incurred by, any incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, because of the incurring of the Indebtedness hereby authorized or under or by reason of any of the obligations, covenants, promises or agreements contained in this Indenture or in any of the Securities, or to be implied herefrom or therefrom, and that all liability, if any, of that character against every such incorporator, stockholder, officer and director is, by the acceptance of the Securities and as a condition of, and as part of the consideration for, the execution of this Indenture and the issue of the Securities expressly waived and released.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1         Without Consent of Securityholders. Except as otherwise provided as contemplated by Section 3.1 with respect to any series of Securities, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any one or more of or all the following purposes:

(a)           to add to the covenants and agreements of the Company, to be observed thereafter and during the period, if any, in such supplemental indenture or indentures expressed, and to add Events of Default, in each case for the protection or benefit of the Holders of all or any series of the Securities (and if such covenants, agreements and Events of Default are to be for the benefit of fewer than all series of Securities, stating that such covenants, agreements and Events of Default are expressly being included for the benefit of such series as shall be identified therein), or to surrender any right or power herein conferred upon the Company;

(b)           to delete or modify any Events of Default with respect to all or any series of the Securities, the form and terms of which are being established pursuant to such supplemental indenture as permitted in Section 3.1 (and, if any such Event of Default is applicable to fewer than all such series of the Securities, specifying the series to which such Event of Default is applicable), and to specify the rights and remedies of the Trustee and the Holders of such Securities in connection therewith;

(c)           to add to or change any of the provisions of this Indenture to provide, change or eliminate any restrictions on the payment of principal of or premium, if any, on Securities; provided that any such action shall not adversely affect the interests of the Holders of Securities of any series in any material respect;

(d)           to change or eliminate any of the provisions of this Indenture; provided that any such change or elimination shall become effective only when there is no Outstanding Security of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision and as to which such supplemental indenture would apply;

(e)           to evidence the succession of another corporation to the Company, or successive successions, and the assumption by such successor of the covenants and obligations of the Company contained in the Securities of one or more series and in this Indenture or any supplemental indenture;

(f)            to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to one or more series of Securities and to add to or change any of the provisions of this Indenture as shall be necessary for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 11.6(c);

(g)           to secure any series of Securities;

(h)           to evidence any changes to this Indenture pursuant to Sections 11.5, 11.6 or 11.7 hereof as permitted by the terms thereof;

(i)            to cure or reform any ambiguity, mistake, manifest error, omission, defect or inconsistency, or to conform the text of any provision herein or in any indenture supplemental hereto to any description thereof in the applicable section of a prospectus, prospectus supplement or other offering document that was intended to be a verbatim recitation of a provision of this Indenture of any indenture supplemental hereto;

(j)            to add to or change or eliminate any provision of this Indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act;

(k)           to add guarantors or co-obligors with respect to any series of Securities;

(l)            to make any change in any series of Securities that does not adversely affect in any material respect the interests of the Holders of such Securities;

(m)          to provide for uncertificated securities in addition to certificated securities;

(n)           to supplement any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of Securities; provided that any such action shall not adversely affect the interests of the Holders of Securities of such series or any other series of Securities;

(o)           to prohibit the authentication and delivery of additional series of Securities; or

(p)           to establish the form and terms of Securities of any series as permitted in Section 3.1, or to authorize the issuance of additional Securities of a series previously authorized or to add to the conditions, limitations or restrictions on the authorized amount, terms or purposes of issue, authentication or delivery of the Securities of any series, as herein set forth, or other conditions, limitations or restrictions thereafter to be observed.

Subject to the provisions of Section 14.3, the Trustee is authorized to join with the Company in the execution of any such supplemental indenture, to make the further agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property or assets thereunder.

Any supplemental indenture authorized by the provisions of this Section 14.1 may be executed by the Company and the Trustee without the consent of the Holders of any of the Securities at the time Outstanding, notwithstanding any of the provisions of Section 14.2.

14.2                          With Consent of Securityholders; Limitations.

(a)           With the consent of the Holders (evidenced as provided in Article VIII) of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such supplemental indenture voting separately, the Company and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of this Indenture or of modifying in any manner the rights of the Holders of the Securities of such series to be affected; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of each such series affected thereby,

(i)            extend the Stated Maturity of the principal of, or any installment of interest on, any Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or extend the Stated Maturity of, or change the Currency in which the principal of and premium, if any, or interest on such Security is denominated or payable, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 7.2, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or materially adversely affect the economic terms of any right to convert or exchange any Security as may be provided pursuant to Section 3.1; or

(ii)           reduce the percentage in principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain Defaults hereunder and their consequences provided for in this Indenture; or

(iii)          modify any of the provisions of this Section, Section 7.6 or Section 6.6, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section and Section 6.6, or the deletion of this proviso, in accordance with the requirements of Sections 11.6 and 14.1(f); or

(iv)          modify, without the written consent of the Trustee, the rights, duties or immunities of the Trustee.

(b)           A supplemental indenture that changes or eliminates any provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.

(c)           It shall not be necessary for the consent of the Securityholders under this Section 14.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

(d)           The Company may set a record date for purposes of determining the identity of the Holders of each series of Securities entitled to give a written consent or waive compliance by the Company as authorized or permitted by this Section. Such record date shall not be more than 30 days prior to the first solicitation of such consent or waiver or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation pursuant to Section 312 of the Trust Indenture Act.

(e)           Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section 14.2, the Company shall mail a notice, setting forth in general terms the substance of such supplemental indenture, to the Holders of Securities at their addresses as the same shall then appear in the Register of the Company. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

14.3         Trustee Protected. Upon the request of the Company, accompanied by the Officer’s Certificate and Opinion of Counsel required by Section 16.1 stating that the execution of such supplemental indenture is authorized or permitted by this Indenture, and evidence reasonably satisfactory to the Trustee of consent of the Holders if the supplemental indenture is to be executed pursuant to Section 14.2, the Trustee shall join with the Company in the execution of said supplemental indenture unless said supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into said supplemental indenture. The Trustee shall be fully protected in relying upon such Officer’s Certificate and an Opinion of Counsel.

14.4         Effect of Execution of Supplemental Indenture. Upon the execution of any supplemental indenture pursuant to the provisions of this Article XIV, this Indenture shall be deemed to be modified and amended in accordance therewith and, except as herein otherwise expressly provided, the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders of all of the Securities or of the Securities of any series affected, as the case may be, shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

14.5         Notation on or Exchange of Securities. Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article may bear a notation in the form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for the Securities then Outstanding in equal aggregate principal amounts, and such exchange shall be made without cost to the Holders of the Securities.

14.6         Conformity with TIA. Every supplemental indenture executed pursuant to the provisions of this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

ARTICLE 15
SUBORDINATION OF SECURITIES

15.1         Agreement to Subordinate. In the event a series of Securities is designated as subordinated pursuant to Section 3.1, and except as otherwise provided in a Company Order or in one or more indentures supplemental hereto, the Company, for itself, its successors and assigns, covenants and agrees, and each Holder of Securities of such series by his, her or its acceptance thereof, likewise covenants and agrees, that the payment of the principal of (and premium, if any) and interest, if any, on each and all of the Securities of such series is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all Senior Indebtedness. In the event a series of Securities is not designated as subordinated pursuant to Section 3.1(s), this Article XV shall have no effect upon the Securities.

15.2         Distribution on Dissolution, Liquidation and Reorganization; Subrogation of Securities. Subject to Section 15.1, upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization of the Company, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise (subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred in this Indenture upon the Senior Indebtedness and the holders thereof with respect to the Securities and the holders thereof by a lawful plan of reorganization under applicable bankruptcy law):

(a)           the holders of all Senior Indebtedness shall be entitled to receive payment in full of the principal thereof (and premium, if any) and interest due thereon before the Holders of the Securities are entitled to receive any payment upon the principal (or premium, if any) or interest, if any, on Indebtedness evidenced by the Securities; and

(b)           any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Securities or the Trustee would be entitled except for the provisions of this Article XV shall be paid by the liquidation trustee or agent or other Person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the principal of (and premium, if any) and interest on the Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; and

(c)           in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities prohibited by the foregoing, shall be received by the Trustee or the Holders of the Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over, upon written notice to a Responsible Officer of the Trustee, to the holder of such Senior Indebtedness or his, her or its representative or representatives or to the trustee or trustees under any indenture under which any instrument evidencing any of such Senior Indebtedness may have been issued, ratably as aforesaid, as calculated by the Company, for application to payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

(d)           Subject to the payment in full of all Senior Indebtedness, the Holders of the Securities shall be subrogated to the rights of the holders of Senior Indebtedness (to the extent that distributions otherwise payable to such holder have been applied to the payment of Senior Indebtedness) to receive payments or distributions of cash, property or securities of the Company applicable to Senior Indebtedness until the principal of (and premium, if any) and interest, if any, on the Securities shall be paid in full and no such payments or distributions to the Holders of the Securities of cash, property or securities otherwise distributable to the holders of Senior Indebtedness shall, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holders of the Securities be deemed to be a payment by the Company to or on account of the Securities. It is understood that the provisions of this Article XV are and are intended solely for the purpose of defining the relative rights of the

Holders of the Securities, on the one hand, and the holders of the Senior Indebtedness, on the other hand. Nothing contained in this Article XV or elsewhere in this Indenture or in the Securities is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holders of the Securities, the obligation of the Company, which is unconditional and absolute, to pay to the Holders of the Securities the principal of (and premium, if any) and interest, if any, on the Securities as and when the same shall become due and payable in accordance with their terms, or to affect the relative rights of the Holders of the Securities and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein or in the Securities prevent the Trustee or the Holder of any Security from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article XV of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any payment or distribution of assets of the Company referred to in this Article XV, the Trustee, subject to the provisions of Section 15.5, shall be entitled to conclusively rely upon a certificate of the liquidating trustee or agent or other person making any distribution to the Trustee for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereof and all other facts pertinent thereto or to this Article XV.

15.3         No Payment on Securities in Event of Default on Senior Indebtedness. Subject to Section 15.1, no payment by the Company on account of principal (or premium, if any), sinking funds or interest, if any, on the Securities shall be made at anytime if: (i) a default on Senior Indebtedness exists that permits the holders of such Senior Indebtedness to accelerate its maturity and (ii) the default is the subject of judicial proceedings or the Company has received notice of such default. The Company may resume payments on the Securities when full payment of amounts then due for principal (premium, if any), sinking funds and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee when such payment is prohibited by the preceding paragraph of this Section 15.3, such payment shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of such Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, but only to the extent that the holders of such Senior Indebtedness (or their representative or representatives or a trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on such Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of such Senior Indebtedness.

15.4         Payments on Securities Permitted. Subject to Section 15.1, nothing contained in this Indenture or in any of the Securities shall (a) affect the obligation of the Company to make, or prevent the Company from making, at any time except as provided in Sections 15.2 and 15.3, payments of principal of (or premium, if any) or interest, if any, on the Securities or (b) prevent the application by the Trustee of any moneys or assets deposited with it hereunder to the payment of or on account of the principal of (or premium, if any) or interest, if any, on the Securities, unless a Responsible Officer of the Trustee shall have received at its

Corporate Trust Office written notice of any fact prohibiting the making of such payment from the Company or from the holder of any Senior Indebtedness or from the trustee for any such holder, together with proof satisfactory to the Trustee of such holding of Senior Indebtedness or of the authority of such trustee more than two Business Days prior to the date fixed for such payment.

15.5         Authorization of Securityholders to Trustee to Effect Subordination. Subject to Section 15.1, each Holder of Securities by his acceptance thereof authorizes and directs the Trustee on his, her or its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article XV and appoints the Trustee his attorney-in-fact for any and all such purposes.

15.6         Notices to Trustee. The Company shall give prompt written notice to a Responsible Officer of the Trustee of any fact known to the Company that would prohibit the making of any payment of monies or assets to or by the Trustee in respect of the Securities of any series pursuant to the provisions of this Article XV. Subject to Section 15.1, notwithstanding the provisions of this Article XV or any other provisions of this Indenture, neither the Trustee nor any Paying Agent (other than the Company) shall be charged with knowledge of the existence of any Senior Indebtedness or of any fact which would prohibit the making of any payment of moneys or assets to or by the Trustee or such Paying Agent, unless and until a Responsible Officer of the Trustee or such Paying Agent shall have received (in the case of a Responsible Officer of the Trustee, at the Corporate Trust Office of the Trustee) written notice thereof from the Company or from the holder of any Senior Indebtedness or from the trustee for any such holder, together with proof satisfactory to the Trustee of such holding of Senior Indebtedness or of the authority of such trustee and, prior to the receipt of any such written notice, the Trustee shall be entitled in all respects conclusively to presume that no such facts exist; provided, however, that if at least two Business Days prior to the date upon which by the terms hereof any such moneys or assets may become payable for any purpose (including, without limitation, the payment of either the principal (or premium, if any) or interest, if any, on any Security) a Responsible Officer of the Trustee shall not have received with respect to such moneys or assets the notice provided for in this Section 15.6, then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such moneys or assets and to apply the same to the purpose for which they were received, and shall not be affected by any notice to the contrary which may be received by it within two Business Days prior to such date. The Trustee shall be entitled to rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a trustee on behalf of such holder) to establish that such a notice has been given by a holder of Senior Indebtedness or a trustee on behalf of any such holder. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article XV, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XV and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

15.7         Trustee as Holder of Senior Indebtedness. Subject to Section 15.1, the Trustee in its individual capacity shall be entitled to all the rights set forth in this Article XV in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder. Nothing in this Article XV shall apply to claims of, or payments to, the Trustee under or pursuant to Sections 7.5 or 11.1.

15.8         Modifications of Terms of Senior Indebtedness. Subject to Section 15.1, any renewal or extension of the time of payment of any Senior Indebtedness or the exercise by the holders of Senior Indebtedness of any of their rights under any instrument creating or evidencing Senior Indebtedness, including, without limitation, the waiver of default thereunder, may be made or done all without notice to or assent from the Holders of the Securities or the Trustee. No compromise, alteration, amendment, modification, extension, renewal or other change of, or waiver, consent or other action in respect of, any liability or obligation under or in respect of, or of any of the terms, covenants or conditions of any indenture or other instrument under which any Senior Indebtedness is outstanding or of such Senior Indebtedness, whether or not such release is in accordance with the provisions of any applicable document, shall in any way alter or affect any of the provisions of this Article XV or of the Securities relating to the subordination thereof.

15.9         Reliance on Judicial Order or Certificate of Liquidating Agent. Subject to Section 15.1, upon any payment or distribution of assets of the Company referred to in this Article XV, the Trustee and the Holders of the Securities shall be entitled to conclusively rely upon any order or decree entered by any court of competent jurisdiction in which such insolvency, bankruptcy, receivership, liquidation, reorganization, dissolution, winding up or similar case or proceeding is pending, or a certificate of the trustee in bankruptcy, liquidating trustee, custodian, receiver, assignee for the benefit of creditors, agent or other person making such payment or distribution, delivered to the Trustee or to the Holders of Securities, for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XV.

15.10       Satisfaction and Discharge; Defeasance and Covenant Defeasance. Subject to Section 15.1, amounts and U.S. Government Obligations deposited in trust with the Trustee pursuant to and in accordance with Article XII and not, at the time of such deposit, prohibited to be deposited under Sections 15.2 or 15.3 shall not be subject to this Article XV.

15.11       Trustee Not Fiduciary for Holders of Senior Indebtedness. With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or observe only such of its covenants and obligations as are specifically set forth in this Article XV, and no implied covenants or obligations with respect to the holders of Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness. The Trustee shall not be liable to any such holder if it shall pay over or distribute to or on behalf of Holders of Securities or the Company, or any other Person, moneys or assets to which any holder of Senior Indebtedness shall be entitled by virtue of this Article XV or otherwise.

ARTICLE 16
MISCELLANEOUS PROVISIONS

16.1                          Certificates and Opinions as to Conditions Precedent.

(a)           Upon any request or application by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such document is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

(b)           Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture (other than the certificates provided pursuant to Section 6.5 of this Indenture) shall include (i) a statement that the Person giving such certificate or opinion has read such covenant or condition; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the view or opinion of such Person, he or she has made such examination or investigation as is necessary to enable such Person to express an informed view or opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the view or opinion of such Person, such condition or covenant has been complied with.

(c)           Any certificate, statement or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his or her certificate, statement or opinion is based are erroneous. Any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate, statement or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate, statement or opinion or representations with respect to such matters are erroneous.

(d)           Any certificate, statement or opinion of an officer of the Company or of counsel to the Company may be based, insofar as it relates to accounting matters, upon a certificate or opinion of, or representations by, an accountant or firm of accountants, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which his or her certificate, statement or opinion may be based are erroneous. Any certificate or opinion of any firm of independent registered public accountants filed with the Trustee shall contain a statement that such firm is independent.

(e)           In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(f)            Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

16.2         Trust Indenture Act Controls. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by another provision included in this Indenture which is required to be included in this Indenture by any of the provisions of Sections 310 to 318, inclusive, of the Trust Indenture Act, such imposed duties or incorporated provision shall control.

16.3         Notices to the Company and Trustee. Any notice or demand authorized by this Indenture to be made upon, given or furnished to, or filed with, the Company or the Trustee shall be sufficiently made, given, furnished or filed for all purposes if it shall be mailed, delivered or telefaxed to:

(a)           the Company, at 1225 17th Street, Suite 1300, Denver, CO 80202-5506, Attention: Chief Financial Officer, Facsimile No.: (303) 293-8430 , or at such other address or facsimile number as may have been furnished in writing to the Trustee by the Company.

(b)           the Trustee, at the Corporate Trust Office of the Trustee, Attention: Trust Administrator.

Any such notice, demand or other document shall be in the English language.

16.4         Notices to Securityholders; Waiver. Any notice required or permitted to be given to Securityholders shall be sufficiently given (unless otherwise herein expressly provided),

(a)           if to Holders, if given in writing by first class mail, postage prepaid, to such Holders at their addresses as the same shall appear on the Register of the Company.

(b)           In the event of suspension of regular mail service or by reason of any other cause it shall be impracticable to give notice by mail, then such notification as shall be given with the approval of the Trustee shall constitute sufficient notice for every purpose hereunder.

(c)           Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance on such waiver. In any case where notice to Holders is given by mail; neither the failure to mail such notice nor any defect in any notice so mailed to any particular Holder shall affect the sufficiency of such notice with respect to other Holders, and any notice that is mailed in the manner herein provided shall be conclusively presumed to have been duly given. In any case where notice to Holders is given by publication, any defect in any notice so published as to any particular Holder shall not affect the sufficiency of such notice with respect to other Holders, and any notice that is published in the manner herein provided shall be conclusively presumed to have been duly given.

16.5         Legal Holiday. Unless otherwise specified pursuant to Section 3.1, in any case where any Interest Payment Date, Redemption Date or Maturity of any Security of any series shall not be a Business Day at any Place of Payment for the Securities of that series, then payment of principal and premium, if any, or interest need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on such Interest Payment Date, Redemption Date or Maturity and no interest shall accrue on such payment for the period from and after such Interest Payment Date, Redemption Date or Maturity, as the case may be, to such Business Day if such payment is made or duly provided for on such Business Day.

16.6         Effects of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

16.7         Successors and Assigns. All covenants and agreements in this Indenture by the parties hereto shall bind their respective successors and assigns and inure to the benefit of their permitted successors and assigns, whether so expressed or not.

16.8         Separability Clause. In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

16.9         Benefits of Indenture. Nothing in this Indenture expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or to give to, any Person or corporation other than the parties hereto and their successors and the Holders of the Securities any benefit or any right, remedy or claim under or by reason of this Indenture or any covenant, condition, stipulation, promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements in this Indenture contained shall be for the sole and exclusive benefit of the parties hereto and their successors and of the Holders of the Securities.

16.10       Counterparts Originals. This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

16.11       Governing Law; Waiver of Trial by Jury. This Indenture and the Securities shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State.

EACH PARTY HERETO, AND EACH HOLDER OF A SECURITY BY ACCEPTANCE THEREOF, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS INDENTURE.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

EVERGREEN ENERGY INC., as Issuer

By:
Name:
Title:

, as Trustee

By:
Name:
Title:

Exhibit C

~~October 28,~~December   , 2009

Evergreen Energy Inc.

1225 17th Street, Suite 1300

Denver, Colorado

Re:	Evergreen Energy Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

We have acted as counsel to Evergreen Energy Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3/A filed with the Securities and Exchange Commission (the “Commission”) on or about ~~October 28,~~December   , 2009 (the “Registration Statement”), including the prospectus included therein (the “Prospectus”), for the purpose of registering the following securities under the Securities Act of 1933, as amended (the “Act”) having a maximum aggregate public offering price of up to $50,000,000, all of which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Act at an indeterminate aggregate initial offering price, as set forth in the Registration Statement, Prospectus, and any amendments or supplements thereto:

(i)                                         shares of the Company’s common stock par value $0.001 per share (the “Common Stock”);

(ii)                                      shares of the Company’s preferred stock, par value $0.001 per share (the “Preferred Stock”);

(iii)                                   debt securities, in one or more series (the “Debt Securities”);

(iv)                                  warrants to purchase Common Stock, Preferred Stock, Debt Securities, or any combination thereof (the “Warrants”); and

(v)                                     units to purchase Common Stock, Preferred Stock, Debt Securities, Warrants, or any combination thereof (the “Units”).

The Common Stock, Preferred Stock, Debt Securities, Warrants, and Units are collectively referred to herein as the “Securities.”

We have been advised by the Company that:

(a)                                  The Preferred Stock will be issued pursuant to the terms of a Certificate of Designation, Preferences, Rights and Limitations of Preferred Stock (“Certificate of Designation”) to be filed with the Secretary of State of Delaware, and the particular terms of any Preferred Stock will be set forth in a supplement to the Prospectus prepared in connection with the issuance of the applicable Preferred Stock;

(b)                                 The Debt Securities may be either senior or subordinated and, if issued, will be issued pursuant to one or more indentures to be entered into between the Company and a trustee to be identified in the applicable indenture, which will be filed with the Commission in an appropriate filing, if applicable, and the particular terms of any Debt Securities will be set forth in a supplement to the Prospectus prepared in connection with the issuance of the applicable Debt Securities;

(c)                                  The Warrants may be issued pursuant to a warrant agreement to be entered into between the Company and a warrant agent selected by the Company (the “Warrant Agreement”), which will be filed with the Commission in an appropriate filing, if applicable, and the particular terms of any series of Warrants will be set forth in a supplement to the Prospectus prepared in connection with the issuance of the applicable Warrants; and

(d)                                 The Units may be issued pursuant to a Unit Agreement (the “Unit Agreement”), which will be filed with the Commission in an appropriate filing, if applicable, and the particular terms of any Units will be set forth in a supplement to the Prospectus prepared in connection with the issuance of the applicable Units.

In rendering the opinions set forth below, we have assumed that (i) all information contained in all documents reviewed by us is true and correct; (ii) all signatures on all documents submitted to us as copies conform to the originals of those documents; (iii)  all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents; (iv) each natural person signing any document reviewed by us had the legal capacity to do so; (v) the Registration Statement, and any amendments thereto (including any post-effective amendments) will be declared effective by the Commission; (vi) one or more prospectus supplements will be prepared and filed with the Commission describing the Securities offered thereby; (vii) a definitive purchase, underwriting or similar agreement with respect to any Securities offered will be duly authorized and validly executed and delivered by all parties; (viii) the Company will reserve from its authorized but unissued and unreserved shares of stock in a number sufficient to issue all Securities that may be issued ; (ix) the certificates representing the Securities will be duly authorized, executed, and delivered; (x) the applicable indenture will be duly authorized, executed, and delivered by the Trustee and will be duly qualified under the Trust Indenture Act; (xi) the Trustee will be duly eligible to serve as trustee and will comply with all provisions of the indenture and the Trust Indenture Act in the course of its service as trustee; (xii) the applicable warrant agreements and unit agreements will be duly authorized, executed, and delivered; (~~xii~~xiii) where applicable, the Debt Securities will be properly authenticated by the trustee named in the applicable indenture; (~~xiii~~xiv) any Warrant Agreement will be duly authorized, executed, and delivered by all parties thereto;

2

(~~xiv~~xv) any Securities issuable upon conversion, exchange or exercise of any Security being offered will be duly authorized, created, and, if appropriate, reserved for issuance upon such conversion, exchange or exercise; (~~xv~~xvi) with respect to shares of Common Stock offered, there will be sufficient shares of the Company’s Common Stock authorized under its certificate of incorporation, as amended (“Certificate of Incorporation”) and not otherwise reserved for issuance; (~~xv~~xvii) with respect to shares of Preferred Stock offered, there will be sufficient shares of the Company’s Preferred Stock authorized under its Certificate of Incorporation and not otherwise reserved for issuance; and (~~xvi~~xviii) any applicable certificates representing the Securities will be duly authorized, executed, and delivered.

In rendering the opinions expressed below with respect to the Securities, we have further assumed that

(a)                                             any Certificate of Designation in respect of Preferred Stock will be in conformity with the Certificate of Incorporation and bylaws, as amended (the “Bylaws”) of the Company and with applicable law;

(b)                                            the consideration paid for any shares of Common Stock or Preferred Stock will comply with Section 153(a) or (b) of the Delaware General Corporation Law (the “DGCL”), Section 152 of the DGCL, ~~and Section 3 of Article IX of the Delaware Constitution or~~ or in each case, any successor provision;

(c)                                             ~~any indenture or supplemental indenture,~~ any Board resolution, and/or any officers’ certificate executed and delivered pursuant to any indenture pursuant to which any Debt Securities are issued, will comply with such indenture as supplemented, and the form and terms of such Debt Securities will comply with such indenture as supplemented and any such Board resolution or officers’ certificate;

(d)                                            the form and terms of such Common Stock, Preferred Stock, Debt Securities, Warrants, Units, or other securities (or other obligations, rights, currencies, commodities, or other subject matter) comprising the same or subject thereto (in the case of Warrants or Units), the issuance, sale and delivery thereof by the Company, and the incurrence and performance of the Company’s obligations thereunder or in respect thereof (including, without limitation, its obligations under any related Warrant Agreement, Unit Agreement or indenture) in accordance with the terms thereof, will comply with, and will not violate, the Company’s Certificate of Incorporation or Bylaws or any applicable law, rule, regulation, order, judgment, decree, award, or agreement binding upon the Company, or to which the issuance, sale, and delivery of such Securities, or the incurrence and performance of such obligations, may be subject, or violate any applicable public policy, or be subject to any defense in law or equity.  In addition, we have assumed the receipt by each person to whom or for whose benefit a Security is to be issued (collectively,

3

the “Beneficial Holders”) of a certificate for such Security or the receipt by the Depository Trust Company, acting as agent, on behalf of all Beneficial Holders of the class or series of Securities of which such Security is one, of a global security then evidencing such Securities, and the issuance and sale of and payment for the Securities so acquired in accordance with the applicable purchase, underwriting or similar agreement approved by the board of directors of the Company and the Registration Statement, including the Prospectus and the applicable prospectus supplement.

We have examined the Registration Statement to be filed with the Commission, including the exhibits thereto, the Certificate of Incorporation and Bylaws of the Company, the Officers’ Certificate, and such other documents, corporate records, and instruments, and have examined such laws and regulations as we have deemed necessary for purposes of rendering the opinions set forth herein.  Based upon such examination, and subject to the further provisions hereof, we are of the following opinion:

1.                                                      The Common Stock will be validly issued, fully paid and nonassessable, provided that (i) the Company’s Board of Directors or an authorized committee thereof has specifically authorized the issuance by proper action (“Authorizing Resolutions”); (ii) the offer and sale of the Common Stock and the issuance and delivery thereof are in conformity with the Company’s Certificate of Incorporation and Bylaws, and do not violate any applicable law, or result in a default under or a breach of any agreement or instrument binding on the Company or a violation of any restriction imposed by any court or governmental body having jurisdiction over the Company; (iii) the Shares of Common Stock have been issued and sold in compliance with applicable federal and state securities laws and in the manner contemplated by the Registration Statement, the Prospectus and the applicable prospectus supplement relating to the Prospectus; and (iv) the Company has received the consideration provided for in the applicable Authorizing Resolutions and such consideration per share shall not be less than the par value per share of the Common Stock.

2.                                                      The Preferred Stock will be validly issued, fully paid and nonassessable, provided that (i) the Company’s Board of Directors or an authorized committee thereof has specifically authorized the issuance by Authorizing Resolutions; (ii) the offer and sale of the Preferred Stock and the issuance and delivery thereof are in conformity with the Company’s Certificate of Incorporation, Certificate of Designation, and Bylaws, and do not violate any applicable law, or result in a default under or a breach of any agreement or instrument binding on the Company or a violation of any restriction

4

imposed by any court or governmental body having jurisdiction over the Company; (iii) the Shares of Preferred Stock have been issued and sold in compliance with applicable federal and state securities laws and in the manner contemplated by the Registration Statement, the Prospectus and the applicable prospectus supplement relating to the Prospectus; and (iv) the Company has received the consideration provided for in the applicable Authorizing Resolutions and such consideration per share shall not be less than the par value per share of the Preferred Stock.

3.                                                      The Debt Securities will constitute valid and legally binding obligations of the Company, provided that (i) such Debt Securities are specifically authorized for issuance by Authorizing Resolutions (which Authorizing Resolutions shall set forth, among other things, the terms upon which the Debt Securities are to be issued, the form and content of the Debt Securities and, if applicable, any conversion, exchange or exercise features of the Debt Securities); (ii) the applicable indenture conforms with applicable law and is enforceable in accordance with its terms, and a Trustee has been selected by the Company; (iii) the terms of the Debt Securities and of their issuance and sale have been duly established in conformity with the applicable indenture, the Certificate of Incorporation, Bylaws, and Authorizing Resolutions, and do not violate any applicable law or the Certificate of Incorporation or Bylaws or result in a default under or breach of any instrument binding on the Company, and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (iv) the Debt Securities have been duly executed and authenticated in accordance with the applicable indenture and issued and sold as contemplated in the Registration Statement, the Prospectus and the applicable prospectus supplement; and (v) the Company has received the consideration provided for in the applicable Authorizing Resolutions.

4.                                                      The Warrants will constitute valid and legally binding obligations of the Company, provided that (i) such Warrants are specifically authorized for issuance by Authorizing Resolutions (which Authorizing Resolutions shall set forth, among other things, the terms upon which the Warrants are to be issued, the form and content of the Warrants and the consideration for shares of Common Stock~~,~~ and Preferred Stock ~~or Debt Securities~~ that are to be issued upon exercise of the Warrants); (ii) any applicable Warrant Agreement relating to the Warrants has been duly authorized, executed and delivered by all parties thereto and is enforceable in accordance with its terms, and a warrant agent has been selected by the Company; (iii) the terms of the Warrants and their issuance and sale have been duly established in conformity with the applicable Warrant Agreement, Certificate of Incorporation, Bylaws, and Authorizing Resolutions, and do not violate any

5

applicable law or the Certificate of Incorporation or Bylaws, or result in a default under or breach of any agreement or instrument binding on the Company, and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (iv) such Warrants have been duly executed and countersigned in accordance with any applicable Warrant Agreement and issued and sold as contemplated in the Authorizing Resolution, the Registration Statement, the Prospectus, and the applicable prospectus supplements; and (v) the Company has received the consideration provided for in the applicable Authorizing Resolutions.

5.                                                      The Units will constitute valid and legally binding obligations of the Company, provided that (i) such Units are specifically authorized for issuance by Authorizing Resolutions (which Authorizing Resolutions shall set forth, among other things, the terms upon which the Units are to be issued, the form and content of the Units and the consideration for shares of Common Stock, Preferred Stock, Debt Securities, or Warrants that are to be issued upon exercise of the Units); (ii) any applicable Unit Agreement relating to the Units has been duly authorized, executed and delivered by all parties thereto and is enforceable in accordance with its terms; (iii) the terms of the Units and their issuance and sale have been duly established in conformity with the applicable Unit Agreement, Certificate of Incorporation, Bylaws, and Authorizing Resolutions, and do not violate any applicable law or the Certificate of Incorporation or Bylaws, or result in a default under or breach of any agreement or instrument binding on the Company, and comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; (iv) such Units have been duly executed and countersigned in accordance with any applicable Unit Agreement and issued and sold as contemplated in the Authorizing Resolution, the Registration Statement, the Prospectus, and the applicable prospectus supplements; and (v) the Company has received the consideration provided for in the applicable Authorizing Resolutions.

The foregoing opinions are qualified to the extent that the enforceability of any document, instrument or Securities may be limited by or subject to bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium, or other similar laws relating to or affecting creditors’ rights generally, and general equitable or public policy principles.

We express no opinions concerning the validity or enforceability of any provisions contained in the indentures, warrant agreements, unit agreements, or other documents pertaining to the Securities that purport to waive or not give effect to rights to notices, defenses, subrogation or other rights or benefits that cannot be effectively waived under applicable law.

6

In connection with the opinions expressed above, we have assumed that, at prior to the time of delivery of any such Securities, the Registration Statement and any amendments thereto (including post-effective amendments), will be effective, an applicable prospectus supplement will have been prepared and filed with the Commission describing such Securities, the authorization of such Securities will not have been modified or rescinded by the Board, and, if such Securities are shares of Common Stock or Preferred Stock, the Company will have a sufficient number of authorized but unissued shares thereof under its Certificate of Incorporation at the time of the issuance thereof and there will not have occurred any change in law affecting the validity or enforceability of such Securities.  We have also assumed that none of the terms of any Securities to be established subsequent to the date hereof nor the issuance and delivery of such Securities, nor the compliance by the Company with the terms of such Securities, will violate any applicable law or result in a violation of any provision of any instrument or agreement then binding upon the Company or any restriction imposed by any court or governmental body having jurisdiction over the Company.

This opinion is to be used only in connection with the offer and sale of Common Stock, Preferred Stock, Debt Securities, Warrants, and Units while the Registration Statement is in effect.

We consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

We do not express an opinion on any matters other than those expressly set forth in this letter. The opinions expressed herein are rendered as of the date hereof. This opinion is based upon currently existing Delaware and New York statutes, rules, regulations and judicial decisions, and we disclaim any obligation to update this opinion or otherwise advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein.  ~~We are Colorado lawyers licensed only to practice in the State of Colorado.~~  We do not undertake to advise you of matters that may come to our attention subsequent to the date hereof and that may affect the opinions expressed herein. This letter is our opinion as to certain legal conclusions as specifically set forth herein and is not and should not be deemed to be a representation or opinion as to any factual matters.

Very truly yours,

7

John P. Lucas

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

December 9, 2009

EXHIBIT D

PROPOSED DISCLOSURE FOR COMMENT 8

Nominees for Election at the 2009 Meeting

Robert J. Clark (64)

Mr. Clark has been President, Chief Executive Officer and Director of Bear Cub Energy, LLC, a natural gas gathering, treating and processing company headquartered in Denver, Colorado, since 2001. Mr. Clark began his career as an internal auditor with Nicor, Inc., in 1967 and continued there until 1985 and is a past member of the Board of Directors and Audit Committees of Patina Oil & Gas Corporation, where he served from 1996 to 2004, and Evergreen Resources, Inc, where he served from 2002 to 2004. Currently Mr. Clark sits on the Board of Directors of Storm Cat Energy Corporation, a publicly-traded company, where he is a member of the Audit Committee, beginning in 2006.

2006

10

Manuel H. Johnson (60)

Dr. Johnson is the co-chairman and senior partner in the investment and consulting firm of Johnson Smick International, Inc and has been since 1990. Dr. Johnson was Chairman of the Financial Accounting Foundation, the organization that supervises preparation of U.S. accounting standards, from 1997 to 2004. From 1977 to 1994, Dr. Johnson was a professor of economics at George Mason University where he held the Koch Chair in International Economics. Dr. Johnson was Vice Chairman of the Board of Governors of the Federal Reserve System where he served for four and a half years beginning in February 1986 and served as Assistant Secretary of the Treasury from 1982 to 1986. Dr. Johnson currently serves on the Board of Directors of the Morgan Stanley Funds Group since 1991, RBS Greenwich Capital Holdings since 1992 and NVR Inc. since 1993.

2004

11

James S. Pignatelli (64)

Mr. Pignatelli served as Chairman of the Board, Chief Executive Officer and President of Unisource Energy Corporation, an electric utility holding company, and Chairman of the Board, Chief Executive Officer and President of Tucson Electric Power Company, its principal subsidiary, from July 1998 until his retirement in January 2009. Previously he served those companies as Senior Vice President and Chief Operating Officer from 1995 to 1997. Mr. Pignatelli has spent his entire business career in the electric utility industry. Mr. Pignatelli served on the Board of Directors of Millennium Energy Holdings, Inc. from 1998 to 2008, the Tucson Airport Authority from 1999 to 2009 and Edison Electric Institute from1998 to 2008. Mr. Pignatelli currently serves on the Board of Directors for Electro Rent Corporation since 2002 and Blue Cross-Blue Shield of Arizona since 2004.

2001

Continuing Directors Whose Terms of Office Expire in 2010

Name and Age	Principal Occupation or Employment During the Past Five Years; Other Directorships	Director Since
Stanford M. Adelstein (77)	Mr. Adelstein has served as Chairman of the Board and President of Northwestern Engineering Company, a holding company whose subsidiaries are engaged in real estate ownership and management, hotel ownership and management, land development, and wood products since 1968. Senator Adelstein is serving his fourth term in the South Dakota legislature to which he was originally elected in 2001.	1998

12

Kevin R. Collins (52)

Mr. Collins was the Chief Executive Officer and President of Evergreen until June 1, 2009. Mr. Collins began at Evergreen Energy Inc. in September of 2005 as Executive Vice President – Finance and Strategy and remained in this role until October 2006.Mr. Collins was also acting Chief Financial Officer from November 2005 until March 31, 2006. Mr. Collins was Chief Operating Officer from October of 2006 to April of 2007. In April of 2007 Mr. Collins was appointed as the Interim President and Chief Executive Officer and was named President and Chief Executive Officer in June 2007. Between 2004 and September 2005, Mr. Collins was managing director - CFO for a private startup company in the alternative energy industry. He was Executive Vice President and Chief Financial Officer of Evergreen Resources, Inc., having served in various management capacities with that company from 1995 until 2004, when it merged with Pioneer Natural Resources Co. Mr. Collins became a certified public accountant in 1983 and has over 13 years of public accounting experience. He has served as Vice President and a Board Member of the Colorado Oil and Gas Association, President of the Denver Chapter of the Institute of Management Accountants, Director of Pegasus Technologies, Inc. and Board Member and Chairman of the Finance Committee of Independent Petroleum Association of Mountain States. Mr. Collins

2007

13

currently serves as a director of Delta Petroleum Corporation, a publicly-traded energy company and Quest Midstream Partners, L.P. a subsidiary of Quest Resource Corporation, a publicly-traded producer of natural gas. Mr. Collins received his B.S. degree in Business Administration and Accounting from the University of Arizona.

Robert S. Kaplan (68)	Dr. Kaplan is a Baker Foundation Professor at the Harvard Business School. He joined the HBS faculty in 1984 after spending 16 years on the faculty of the Carnegie-Mellon University business school, where he served as Dean from 1977 to 1983. A 2006 inductee into the Accounting Hall of Fame, Dr. Kaplan previously served as director of the Pittsburgh branch of Federal Reserve Bank of Cleveland, the J. I. Kislak Corporation, Renaissance Solutions, and Balanced Scorecard Collaborative. He currently serves on the Board of Directors of Acorn Systems, Inc since 2001.	2005

14

EXECUTIVE OFFICERS OF THE COMPANY

Name (Age)	Principal Occupation or Employment During the Past Five Years	Executive Officer Since
Diana L. Kubik (43)

Ms. Kubik serves as Vice President and Chief Financial Officer of Evergreen. Prior to joining Evergreen in March 2006, Ms. Kubik was practice director at 2 Degrees Consulting, where she specialized in providing Securities and Exchange Commission, technical accounting services and compliance guidance for Sarbanes-Oxley regulations, from November 2004 to March 2006. From September 2002 through August 2004, Ms. Kubik worked for Qwest Communications International Inc. as a Senior Director of Finance. Ms. Kubik held a number of accounting positions with increasing responsibilities, including six years with Deloitte & Touche, LLP. Ms. Kubik is a certified public accountant and received her MBA in Finance from the University of South Florida and a B.S. degree in Accounting and Management Information Systems from the University of Tampa.

2006

15

William G. Laughlin (64)

Mr. Laughlin serves as Vice President, General Counsel and Secretary of Evergreen. Prior to joining Evergreen in March 2005, Mr. Laughlin was Of Counsel with the law firm of Locke Liddell & Sapp LLP in Houston, Texas where he practiced in the firm’s Energy Practice Group from 2003 to 2005. From 1990 through 2002, Mr. Laughlin served as Vice President and Director of the Natural Resources Law Department of The Coastal Corporation. Following Coastal’s merger with El Paso Corporation in 2001, Mr. Laughlin became Vice President of El Paso Corporation and General Counsel of El Paso Production Company. Prior to 1990, Mr. Laughlin was Vice President, General Counsel and Secretary of Ladd Petroleum Corp., a subsidiary of General Electric Corp. Mr. Laughlin holds a B.A. in Economics from The Colorado College and a J.D. from the University of Wyoming.

2005

16

W. Steven Wolff (55)

Mr. Wolff serves as Executive Vice President of Engineering of Evergreen. Prior to joining Evergreen in July 2007, Mr. Wolff served in various positions at Dayton Power and Light from 2001 to 2007. Mr. Wolff was employed as plant manager, O.H. Hutchings Station for Dayton Power and Light Company in 2001. In 2002, Mr. Wolff was promoted to Director, Power Production at Dayton and then was promoted again in 2002 to Vice President, Power Production. In 2003, Mr. Wolff was promoted to President, Power Production at Dayton Power and Light Company and served in this role until 2007. During his tenure at Dayton Power and Light, Mr. Wolff oversaw the operation of multiple electric power generation facilities producing 4,400 MW, including maintenance and safety; environmental compliance; procurement; and information technology. In addition, Mr. Wolff served in the United States Navy in a variety of roles for 20 years, including career management and training of personnel and was commanding officer of a nuclear-powered attack submarine. Mr. Wolff received his B.S in Mechanical Engineering from the U.S. Naval Academy, M.A. in National Security and Strategic Studies from the Naval War College, M.S. in Engineering Management and an M.S. in Environmental Policy and Management from Rensselaer Polytechnic Institute.

2007

17

EXHIBIT E
PROPOSED DISCLOSURE FOR COMMENT 9

To help the Compensation Committee execute its responsibilities, the committee solicited the advice of our independent consultants to determine the appropriate amount of pay demanded by market practices. All significant forms of total compensation are valued and compared, including base salary, annual target and actual bonus, annual long-term incentive equity grant values and other cash and non-cash compensation. For the 2007 Report, our direct competitive energy peer group was compiled by selecting companies with: a) similar market capitalization; or b) similar complexities and market scope. We utilize a combination of pay information derived by: 1) size and scope-adjusted market information provided from our consultants “Total Compensation Measurement DataBase”; and 2) industry data which is supplemented with related energy industry data, derived from proprietary surveys, for executive positions. Our energy peer group is comprised of 99 companies with their primary business being exploration and production of coal, oil and natural gas. A small sampling of the companies considered as part of our analysis are: ADA-ES Inc., Headwaters, Inc., Rentech Inc., Aspect Energy LLC, Bill Barrett Corporation, Black Hills Exploration and Production, EnCana Oil, Ranch Ltd, Forest Oil Corporation, Hunt Petroleum Corporation, Pioneer Natural Resources USA, Inc., Williams and XTO Energy, Inc.  For the 2009 Report, the independent consultants utilized data derived from 15 proprietary compensation surveys for comparable for-profit companies.  The applicable surveys analyzed the compensation of executives in comparable industries such as cleaner coal technology, energy production and environmental solutions with estimated revenues of approximately $55 million.  Companies included within the surveys further have similar a geographic scope to Evergreen as most are located primarily in North America.  The surveys included compensation information by comparable industries (such as oil and gas, clean energy, and environmental industry) and functional area (such as engineering, finance, legal, and human resources) that relate to the industries and activities of the company.  The data is further size and scope adjusted.

The components of compensation, discussed in more detail below, are compared to our energy peer group and the data from the compensation surveys. In some instances, due to

18

the competitive environment that we operate in and the experience and qualifications of the individual executive, we may pay above the median and, in other cases, below the median. However, overall, we will continue to try to compensate our officers in the 50% to 75% percentile of compensation as indicated by the peer group and compensation survey data.

19

EXHIBIT F

PROPOSED DISCLOSURE FOR COMMENT 10

The Compensation Committee generally reviews the performance of each named executive officer during the first quarter of each year for the prior year of service. In each case, the Compensation Committee takes into account the scope of responsibilities and experience of each officer and balances these against our peer group or compensation study data as described above in Elements of Compensation. Additionally, each named executive officer is reviewed for his or her contribution to our business strategy and our results. As a result of the review in 2007 of 2006 performance, the Compensation Committee awarded base pay increases to Ms. Kubik and Mr. Laughlin. These pay increases were based upon our peer group data in the 2007 Report after considering experience and responsibilities, which resulted in Ms. Kubik’s revised base pay being lower than the median and Mr. Laughlin’s base pay being in approximately the 60th percentile. Further, in May 2007, the Compensation Committee increased Mr. Collins’ base salary to $300,000 due to his increased responsibilities after being appointed Chief Executive Officer and President. The increase was evaluated in comparison to our peer group data from the 2007 Report and factored in experience and other qualifications, which resulting in Mr. Collins’ base pay being in approximately the 60th percentile. Generally, no pay increases were granted in 2008 or through March 2009 due to the overall company performance and limited cash resources. The Compensation Committee, at its discretion may approve increases in pay during 2009 as appropriate.

20

EXHIBIT G

PROPOSED DISCLOSURE FOR COMMENT 11

We use a combination of restricted stock and non-qualified stock option awards that contain both time based and performance based vesting criteria.  These grants generally will vest over a three- to five-year period with 20% to 33% vesting on the anniversary date of grant date if goals established throughout the year have been achieved.  Due to the stage of development of Evergreen, particularly as it transitions to its GreenCert technology, the goals and objectives of the named executive officers evolve throughout the year rather than utilizing fixed annual goals being established at the beginning of each year.  In certain instances, the grants may also contain immediate vesting related to prior service. Restricted stock grants to new employees are made on the first day of the month following employment and generally vest based upon grant date anniversary and attainment of the performance requirements.

Previously, we implemented an annual restricted stock and stock option award program, administered at the sole discretion of the Compensation Committee, based on the performance of our executives and the overall performance of Evergreen. We generally grant these awards on or about March 15th. Upon termination of employment with us, unless otherwise agreed by the Company, all unvested and unexercised stock options are forfeited pursuant to the terms of the grant agreements and all unvested restricted stock grants are immediately forfeited.

All stock based compensation awards for named executive officers are authorized by the Board of Directors. All awards come from stockholder approved plans, with the exception of “inducement awards.” Inducement awards refer to stock based compensation awarded to induce officers to accept employment with us. In the past, we exclusively awarded non-qualified stock options as the primary method of stock based compensation. Currently, our philosophy is to award restricted stock or stock options, with time and performance based vesting criteria, so that a significant portion of a named executive officer’s compensation will be tied not only to individual performance, but also to the performance of the named executive officer’s business unit, division, or function and to our performance measured

21

against both financial and non-financial goals and objectives. We also place emphasis on relative performance within our peer group as a means to ensure that we consistently deliver stockholder value. We design milestones for vesting to require individual achievement aligned with our corporate goals. Accordingly, vesting is based on both milestone attainment and continued employment.

Stock options and restricted awards that partially vest each year on the basis of continued employment (i.e. time based) are generally granted in connection with the employment of the named executive officers. These awards are designed to attract and retain executives. The number of restricted shares or options awarded each recipient is determined by considering the nature of the position, the experience and qualifications of the grantee and the desired amount of the overall compensation package. As the expected contribution to corporate goals attributable to a particular position increases, the expected restricted stock or option award value will correspondingly increase.

The Compensation Committee annually reviews the stock based compensation of each executive officer, taking into account peer group or compensation study data, salary levels, responsibilities, contribution to our business and our results. In 2007, Ms. Kubik and Mr. Laughlin received restricted stock awards. Ms. Kubik and Mr. Laughlin received 6,800 and 9,000, restricted shares, respectively, that contain both time and performance based vesting criteria. Assuming applicable performance criteria are satisfied, these shares vest in three equal parts beginning on March 14, 2008. In 2009, the Compensation Committee approved a plan to award stock options to most eligible employees. These awards took into consideration the results of the compensation surveys discussed above and the fact that no base pay increases nor annual incentive cash bonuses were awarded in 2008 or through March 2009. Pursuant to the plan, Ms. Kubik and Mr. Laughlin each received 80,000 stock options that contain both time and performance based vesting criteria. These awards provided for the first 33% to vest on March 27, 2009, with 33% on each March 27th thereafter until fully vested and assuming applicable performance criteria are satisfied.  Ms. Kubik and Mr. Laughlin have achieved the performance goals and objectives determined at the discretion of the Board of Directors and it committees.

22